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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002 and the Registration Statement on Form F-10 of The Toronto-Dominion Bank dated December 16, 2002.

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: February 17, 2004
	By:	/s/ CHRISTOPHER A. MONTAGUE Name: Christopher A. Montague Title: Executive Vice President, General Counsel and Secretary

THE TORONTO-DOMINION BANK

Notice of Annual Meeting of Common Shareholders

and Management Proxy Circular

March 25, 2004

Dear Shareholders,

You are invited to join us at The Toronto-Dominion Bank's annual meeting of common shareholders which will be held at the Shaw Convention Centre, 9797 Jasper Avenue N.W., Edmonton, Alberta on Thursday, March 25, 2004 at 9:30 a.m. (Mountain Standard Time).

The following Management Proxy Circular describes the business to be conducted at the meeting. We hope you will take the time to consider the information on these matters set out in the circular. It is important that you exercise your vote. Instructions on how to vote your shares are on pages 1 to 3 of the circular.

At the meeting there will be an opportunity to ask questions and meet your fellow shareholders. We look forward to your participation.

We will provide live coverage of the annual meeting from the Bank's website at www.td.com. Additionally, a recorded version will continue to be available on that site for several weeks following the meeting.

Sincerely,

John M. Thompson Chairman of the Board	W. Edmund Clark President and Chief Executive Officer

THE TORONTO-DOMINION BANK

Notice of Annual Meeting
of Common Shareholders

DATE:	Thursday, March 25, 2004
TIME:	9:30 a.m. (Mountain Standard Time)
PLACE:	Shaw Convention Centre 9797 Jasper Avenue N.W. Edmonton, Alberta T5J 1N9

  Purposes of the Meeting:

  1.
  receiving the financial statements for the year ended October 31, 2003, and the auditors' report thereon;

  2.
  electing directors;

  3.
  appointing auditors;

  4.
  considering, and if thought fit, confirming an amendment to By-law No. 1 relating to the aggregate remuneration of directors (a copy of the special resolution confirming such amendment is contained in the accompanying Management Proxy Circular);

  5.
  considering certain shareholder proposals set out in Schedule A to the accompanying Management Proxy Circular; and

  6.
  transacting such other business as may properly be brought before the Meeting.

On February 10, 2004, there were 659,853,547 outstanding common shares of the Bank which were, subject to applicable Bank Act (Canada) restrictions, eligible to vote on each of the matters to be voted on at the Meeting.

If you cannot attend, you are encouraged to complete and sign the enclosed form of proxy and return it in the envelope provided. Proxies must be received by the Bank's transfer agent, CIBC Mellon Trust Company, by facsimile at (416) 368-2502 or at 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by the Secretary of the Bank at least twenty-four hours prior to the Meeting.

Toronto, February 17, 2004

                        By Order of the Board

                        C.A. MONTAGUE
                        Executive Vice President,
                        General Counsel and Secretary

---------------------------------------------------------------------------------------------------------------------------------------------------------

Note: Shareholders wishing to receive quarterly financial statements of the Bank for the next year must complete and return the enclosed Request for Quarterly Reports if they are a non-registered shareholder, or must check the box under the heading "Request for Quarterly Reports" on the enclosed form of proxy if they are a registered shareholder. For more information about non-registered shareholders and registered shareholders, please see page 1 of the accompanying Management Proxy Circular.

TABLE OF CONTENTS

1	VOTING INFORMATION
3	BUSINESS OF THE MEETING
3	FINANCIAL STATEMENTS
3	ELECTION OF DIRECTORS
3	APPOINTMENT OF AUDITORS
3	AMENDMENT TO BY-LAW NO. 1
4	SHAREHOLDER PROPOSALS
4	DIRECTOR NOMINEES
9	COMPENSATION OF DIRECTORS
10	CORPORATE GOVERNANCE
10	DIRECTOR INDEPENDENCE
11	REPORT OF THE CORPORATE GOVERNANCE COMMITTEE
13	REPORT OF THE AUDIT COMMITTEE
14	REPORT OF THE RISK COMMITTEE
15	REPORT OF THE MANAGEMENT RESOURCES COMMITTEE
23	EXECUTIVE COMPENSATION
29	FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON
29	INDEBTEDNESS OF DIRECTORS AND OFFICERS
31	DIRECTORS' APPROVAL
32	SCHEDULE A — SHAREHOLDER PROPOSALS
35	SCHEDULE B — CORPORATE GOVERNANCE PROCEDURES

THE TORONTO-DOMINION BANK

Management Proxy Circular

All information is as of January 22, 2004 unless otherwise indicated.

VOTING INFORMATION

WHO IS SOLICITING MY VOTE?

This Management Proxy Circular is provided in connection with the solicitation by management of The Toronto-Dominion Bank (the "Bank") of proxies to be used at the annual meeting of common shareholders of the Bank (the "Meeting") to be held at the time and place and for the purposes set forth in the notice of meeting accompanying this Management Proxy Circular.

HOW MANY VOTES DO I GET?

Except for some restrictions explained below under the heading What Are the Voting Restrictions?, you are entitled to one vote for each common share of the Bank registered in your name on February 10, 2004. In this Management Proxy Circular, "you" means you in your capacity as a holder of common shares of the Bank.

        If you acquired common shares subsequent to February 10, 2004 you may acquire one vote for each common share provided you request the Bank, not later than 10 days before the Meeting, to add your name to the voters' list and provide sufficient information to establish that you own the common shares. If shares are transferred and the new shareholder acquires these rights, the holder of these shares on February 10, 2004 is no longer entitled to vote with respect to the transferred shares.

WHAT ARE THE VOTING RESTRICTIONS?

Under the Bank Act (Canada) (the "Bank Act"), the ownership by one person or entity of more than 10% of the common shares of the Bank is prohibited without approval in accordance with the provisions of the Bank Act. To the knowledge of the directors and officers of the Bank, no person owns or exercises control over more than 10% of the common shares of the Bank.

        The Bank Act prohibits any shareholder from voting shares which are beneficially owned by the Government of Canada or of a province, or by the government of a foreign country or any political subdivision of a foreign country or by an agency of any of these entities. The Bank Act also prohibits the voting of shares held in contravention of the Bank Act. For more information about voting restrictions, please contact the Secretary of the Bank.

HOW MANY SHARES ARE ELIGIBLE TO VOTE?

On February 10, 2004 there were 659,853,547 outstanding common shares of the Bank which were, subject to applicable Bank Act restrictions, eligible to vote on each of the matters to be voted on at the Meeting.

HOW DO I VOTE?

You are a registered shareholder if your name appears on your share certificate. Registered shareholders eligible to vote can vote in person at the Meeting. If you are eligible to vote but will not be attending the Meeting in person you can authorize another person, called a proxyholder, to attend the Meeting and vote on your behalf. (See under the heading Can I Appoint a Different Proxyholder? for more information.) Any legal form of proxy may be used and a form of proxy is provided with this Management Proxy Circular for eligible shareholders. How registered shareholders can vote by proxy is explained under the heading How Will My Shares Be Voted if I Vote By Proxy?

        You are a non-registered shareholder if you beneficially own shares that are held in the name of a nominee such as a bank, a trust company, a securities broker or a trustee, and therefore do not have the shares registered in your own name. The process for voting for non-registered shareholders is explained under the heading I Am Not A Registered Shareholder, How do I Vote?

HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?

If you are a registered shareholder and are eligible to vote, you may give voting instructions on the matters listed below by marking the appropriate boxes on the proxy form and the proxyholder will be

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    1

required to vote in that manner. If the boxes are not marked, the proxyholder may vote the shares as he or she sees fit. If you appoint the person(s) designated in the enclosed form of proxy as the proxyholder, unless otherwise specified, your shares will be voted at the Meeting as follows:

  FOR the election as directors of the nominees whose names are set out in this Management Proxy Circular;

  FOR the appointment of Ernst & Young LLP and PricewaterhouseCoopers LLP as auditors;

  FOR the amendment to By-law No. 1 relating to aggregate director remuneration; and

  AGAINST the shareholders' proposals as described in Schedule A.

WHAT IF AMENDMENTS TO THESE MATTERS ARE RAISED OR NEW MATTERS ARE BROUGHT BEFORE THE MEETING?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in this Management Proxy Circular.

        As of the time of printing of this Management Proxy Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, it is intended that the person appointed as proxyholder will vote on them in a manner the proxyholder considers to be proper in his or her discretion.

CAN I APPOINT A DIFFERENT PROXYHOLDER?

The persons named as proxyholders in the enclosed form of proxy are directors of the Bank. If you wish to appoint another person to represent you at the Meeting, you may do so, either by inserting such person's name in the blank space provided in the form of proxy and deleting the names printed on it or by completing another proper form of proxy and delivering the proxy to CIBC Mellon Trust Company, or to the Secretary of the Bank, at least twenty-four hours before the Meeting.

WHAT IF I WANT TO CHANGE MY VOTE?

If you sign and return the enclosed form of proxy, you may revoke it by delivering written notification to the Secretary of the Bank not later than March 24, 2004, or to the Chairman of the Meeting before the start of the Meeting. If you wish to revoke the proxy, your written notification must state clearly that you wish to revoke the proxy.

        If you are a non-registered shareholder contact your nominee for instructions on how to revoke your voting instructions.

HOW ARE THE BANK'S PROXIES SOLICITED?

The Bank is asking shareholders to return the form of proxy. The Bank's solicitation of proxies will primarily be by mail. Employees of the Bank may also solicit the return of proxies. The cost of solicitation will be borne by the Bank.

IS MY VOTE CONFIDENTIAL?

Yes. Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Bank, and are not submitted to the management of the Bank unless a shareholder clearly intends to communicate his or her comments to the Bank or legal requirements make it necessary. Shareholders wishing to maintain complete confidentiality of their holdings and their voting could register their shares in the name of a nominee.

I AM NOT A REGISTERED SHAREHOLDER, HOW DO I VOTE?

Non-registered shareholders may vote either in person (as described in the following paragraph) or by proxy. As required by Canadian securities laws, if you are a non-registered shareholder, you will receive from your nominee either a request for voting instructions or a form of proxy for the number of shares held. For your shares to be voted, you must carefully follow the instructions on the request for voting instructions or the form of proxy that is provided by your nominee.

        Since the Bank has limited access to the names or holdings of its non-registered shareholders, if you are a non-registered shareholder, you must complete the following steps to vote in person at the Meeting. You must insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as the proxyholder and must return the document in the envelope provided. No other part of the form should be completed because your vote will then be taken at the Meeting.

2    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this Management Proxy Circular except for the special resolution confirming the amendment to By-law No. 1 which requires an affirmative vote of 66 2/3% of the votes cast in person or by proxy.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The Annual Statement of the Bank as at October 31, 2003, which is included in the Bank's 2003 Annual Report (the "Annual Report") as the Consolidated Financial Statements, is being mailed to shareholders with this Management Proxy Circular. The Annual Statement and the auditors' report on the Consolidated Financial Statements will be placed before the shareholders at the Meeting.

ELECTION OF DIRECTORS

The nominees proposed for election as directors, which were recommended to the Board of Directors by the Corporate Governance Committee, are listed on page 4 under the heading Director Nominees. All are currently directors of the Bank. Each director will be elected to hold office until the close of the next annual meeting.

        Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed under the heading Director Nominees. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees.

APPOINTMENT OF AUDITORS

The Bank Act provides that shareholders may appoint two firms of accountants to be the auditors of the Bank. The Board of Directors, on the recommendation of the Audit Committee, proposes that Ernst & Young LLP and PricewaterhouseCoopers LLP be appointed auditors to hold office until the close of the next annual meeting of shareholders. Unless otherwise specified, the persons named in the form of proxy intend to vote FOR the appointment of Ernst & Young LLP and PricewaterhouseCoopers LLP.

        During the five years ended October 31, 2003, Ernst & Young LLP, PricewaterhouseCoopers LLP and KPMG LLP have held appointments in accordance with the Bank Act as auditors of the Bank.

        Information regarding the payment of fees to the auditors is set out on page 49 of the Bank's Annual Report.

AMENDMENT TO BY-LAW NO. 1

The Bank Act requires that the Bank's by-laws contain a provision fixing the aggregate of all amounts that may be paid to all directors in respect of directors' remuneration during a fixed period of time. Section 2.05 of By-law No. 1 relating to the remuneration of directors, fixed aggregate remuneration for the Board in any year at $2,000,000.

        In recent years, the Bank has focused on enhancing the alignment of the interests of directors with those of shareholders. In 2003 the Corporate Governance Committee proposed restructuring the compensation of the Bank's directors. The Committee's goals included ensuring that compensation is consistent with trends in the market, simplifying the compensation structure and aligning directors' compensation with changes in executive compensation. An outside consultant was retained by the Corporate Governance Committee to review the new compensation structure and to confirm that it was consistent with trends in the market. Accordingly, upon the recommendation of the Corporate Governance Committee, the Board approved and has implemented the following director compensation initiatives:

  •
  any equity grant, which had previously been paid in the form of stock options, will be paid in deferred share units which must be held by the director until retirement from the Board;

  •
  a policy requiring increased share ownership within defined time periods and a requirement that a minimum of 60% of fees (excluding equity grants) payable to a director must be received in the form of deferred share units or common shares until the share ownership thresholds have been met; and

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    3

  •
  the elimination of per meeting fees in favour of a comprehensive, annual flat fee.

        For more details of these director compensation initiatives please see page 9 of this Management Proxy Circular.

        The Board believes the new compensation structure for directors will further align the interests of directors with those of shareholders, recognizes the increasing complexity of the Bank's operations and the obligations of its directors and is consistent with trends in the market. While the new structure does not significantly increase the amount of compensation received by each director, it is expected that it would exceed the current aggregate cap. Therefore, the Board is seeking approval for an increase in the aggregate director remuneration. The proposed aggregate amount is less than, or the same as, the maximum aggregate amount currently in place or proposed at the other major Canadian banks.

        On January 22, 2004, the Board authorized an amendment to section 2.05 of By-law No. 1 to increase the maximum aggregate remuneration payable to the directors in each year from $2,000,000 to $3,000,000. This amendment will not be effective unless and until it is confirmed by a special resolution of the shareholders of the Bank. As a result, the following special resolution will be presented at the Meeting.

        The Board of Directors recommends that shareholders vote FOR the following special resolution and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following special resolution.

        "RESOLVED AS A SPECIAL RESOLUTION THAT the amendment to By-law No. 1, Section 2.05 deleting $2,000,000 and replacing it with $3,000,000 be and is hereby confirmed."

        Following the amendment, the first two sentences of section 2.05 shall read as follows:

        "The directors shall be paid such remuneration for their services as the Board may from time to time by resolution determine. The remuneration paid to the directors as such in the aggregate shall not exceed $3,000,000 in each year and individually shall be such amounts as the Board shall from time to time by resolution determine."

SHAREHOLDER PROPOSALS

Attached to this Management Proxy Circular as Schedule A are three shareholder proposals which have been submitted for consideration at the Meeting and the explanation of the Board of Directors of its reasons for opposing these proposals. If these proposals are put forward at the Meeting, unless otherwise specified, those persons designated in the form of proxy enclosed intend to vote AGAINST each of these proposals.

        The final date for submissions of proposals by shareholders to the Bank for inclusion in the management proxy circular in connection with next year's annual meeting of common shareholders of the Bank will be Wednesday, December 29, 2004.

DIRECTOR NOMINEES

The following table sets forth for each nominee for election as director: age; municipality of residence; present principal occupation and principal occupations held in the last five years if different; the last major position or office with the Bank, if any; a brief description of his or her principal directorships, memberships and education; the number of Bank common shares beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of Deferred Share Units (DSU) credited to each nominee; the date each became a director of the Bank; current membership on Committees of the Board of Directors; and record of attendance at meetings of the Board and its Committees during the 12 months ended October 31, 2003 if applicable.

4    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

        The Board held 9 regularly scheduled meetings (Regular) and called 4 special meetings (Special) during the 12 months ended October 31, 2003. During this period, Committees of the Board held 26 meetings, broken down as follows: Audit (AC) (4), Audit and Risk Management (ARMC) (1), Corporate Governance (CGC) (6), Management Resources (MRC) (8), and Risk (RC) (7). The Audit and Risk Management Committee was divided into the Audit Committee and the Risk Committee effective December 12, 2002. The Chairman of the Board is an ex officio member of the Audit Committee and the Risk Committee. His attendance at Committee meetings as an ex officio member is not reflected in this table. In addition to the attendance listed below, directors from time to time attend other Committee meetings by invitation.

Hugh J. Bolton(1)(2), 65, resides in Edmonton, Alberta. Mr. Bolton is the non-executive Chair of the Board of Directors of EPCOR Utilities Inc., an integrated energy company, and of one of its subsidiaries. Prior to his appointment as Chair of EPCOR Utilities on January 1, 2000, and after his retirement as Chairman & CEO and a partner of Coopers & Lybrand Canada, Chartered Accountants on January 1 and November 30, 1998, respectively, Mr. Bolton was a financial consultant and corporate director. Mr. Bolton is also Chair of the Board of Directors of Matrikon Inc. and is a director of Canadian National Railway Company and Teck Cominco Limited. Mr. Bolton holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants.	Director since April 2003 Number of Meetings Attended 5 of 5 Regular 4 of 4 Special 2 of 2 AC(7) 5 of 5 RC(7) Shareholdings 1,000 Common 2,468 DSU

W. Edmund Clark, 56, resides in Toronto, Ontario. Mr. Clark is the President and Chief Executive Officer of the Bank. Prior to December 20, 2002, he was President and Chief Operating Officer of the Bank. Mr. Clark joined the Bank with its acquisition of CT Financial Services on February 1, 2000, where he was the President and Chief Executive Officer of CT Financial Services Inc., Canada Trustco Mortgage Company and The Canada Trust Company. Mr. Clark holds an undergraduate degree from the University of Toronto, and earned his master's and doctoral degrees from Harvard University.	Director since August 2000 Number of Meetings Attended 9 of 9 Regular 4 of 4 Special Shareholdings 5,079 Common 251,401 DSU

Marshall A. Cohen(3)(4), 68, resides in Toronto, Ontario. Mr. Cohen is Counsel at Cassels Brock & Blackwell, Barristers and Solicitors. Mr. Cohen is also a director of a number of other companies, including Barrick Gold Corporation, American International Group, Inc., Lafarge Corporation, Premcor Inc. and Collins & Aikman Corporation. Mr. Cohen holds an undergraduate degree from the University of Toronto, a law degree from Osgoode Hall Law School and a master's degree in law from York University. Mr. Cohen also holds an honourary doctorate in law from York University and was appointed an Officer of the Order of Canada in 1992.	Director since February 1992 Number of Meetings Attended 9 of 9 Regular 3 of 4 Special 6 of 6 CGC 8 of 8 MRC 2 of 2 RC(6) Shareholdings 12,528 Common 12,607 DSU

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    5

Wendy K. Dobson(1)(2), 62, resides in Uxbridge, Ontario. Dr. Dobson is Professor and Director, Institute for International Business, Rotman School of Management, University of Toronto. Dr. Dobson is a director of MDS Inc., TransCanada Corporation and is Vice Chair of the Canadian Public Accountability Board. She holds an undergraduate degree from the University of British Columbia, two master's degrees from Harvard University and a doctorate in economics from Princeton University.	Director since October 1990 Number of Meetings Attended 9 of 9 Regular 2 of 4 Special 1 of 1 ARMC(5) 4 of 4 AC 6 of 7 RC Shareholdings 6,548 Common 5,501 DSU

Darren Entwistle(2), 41, resides in Vancouver, British Columbia. Mr. Entwistle is the President and Chief Executive Officer of TELUS Corporation, a telecommunications company, and is a member of its Board of Directors. Prior to joining TELUS Corporation in July 2000, Mr. Entwistle held various senior executive positions in the telecommunications industry, including Cable & Wireless Communications plc in the United Kingdom. Mr. Entwistle holds an undergraduate degree in economics from Concordia University and a master's degree in business administration from McGill University.	Director since November 2001 Number of Meetings Attended 7 of 9 Regular 1 of 4 Special 1 of 1 ARMC(5) 5 of 7 RC Shareholdings 1,983 Common 1,225 DSU

Donna M. Hayes(1), 47, resides in Toronto, Ontario. Ms. Hayes is the Publisher and Chief Executive Officer of Harlequin Enterprises Limited, a global publishing company, and is a member of its Board of Directors and the Boards of a number of associated companies. Ms. Hayes has held various positions with Harlequin Enterprises Limited since 1985. Ms. Hayes holds an undergraduate degree from McGill University and has completed the professional publishing course at Stanford University and the executive management program at the Richard Ivey School at The University of Western Ontario.	Director since January 2004 Number of Meetings Attended N/A Shareholdings 500 Common

Henry H. Ketcham(1)(3), 54, resides in Vancouver, British Columbia. Mr. Ketcham is the Chairman of the Board, President and Chief Executive Officer of West Fraser Timber Co. Ltd., an integrated forest products company. Mr. Ketcham holds an undergraduate degree from Brown University.	Director since January 1999 Number of Meetings Attended 9 of 9 Regular 4 of 4 Special 1 of 1 ARMC(5) 4 of 4 AC 2 of 2 CGC(7) Shareholdings 1,000 Common 10,040 DSU

Pierre H. Lessard(1)(4), 61, resides in the Town of Mount-Royal, Quebec. Mr. Lessard is the President and Chief Executive Officer of Metro Inc., a distributor of food products, and is a member of its Board of Directors. Mr. Lessard is also a director of a number of other companies, including SNC-Lavalin Group Inc. Mr. Lessard holds an undergraduate and a master's degree from Laval University and a master's degree in business administration from Harvard Business School. Mr. Lessard is a Chartered Accountant and a Fellow of the Quebec Order of Chartered Accountants.	Director since October 1997 Number of Meetings Attended 8 of 9 Regular 3 of 4 Special 1 of 1 ARMC(5) 3 of 4 AC 3 of 4 CGC(6) 4 of 4 MRC(7) Shareholdings 7,000 Common 11,597 DSU

6    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

Brian F. MacNeill(3)(4), 64, resides in Calgary, Alberta. Mr. MacNeill is the non-executive Chairman of the Board of Petro-Canada, an integrated oil and gas company. Mr. MacNeill was the President and Chief Executive Officer of Enbridge Inc. from April 1991 and retired in January 2001. Mr. MacNeill is also the non-executive Chairman of the Board of Dofasco Inc. and a director of a number of other companies, including Western Oil Sands Inc., West Fraser Timber Co. Ltd., Sears Canada Inc., TELUS Corporation and Veritas DGC Inc. Mr. MacNeill holds an undergraduate degree in commerce from Montana State University and a Certified Public Accountant designation in the U.S. Mr. MacNeill is a Chartered Accountant and a Fellow of the Alberta Institute of Chartered Accountants.	Director since August 1994 Number of Meetings Attended 9 of 9 Regular 3 of 4 Special 1 of 1 ARMC(5) 2 of 2 AC(6) 2 of 2 CGC(7) 8 of 8 MRC Shareholdings 8,913 Common 8,755 DSU

Roger Phillips(1)(2), 64, resides in Regina, Saskatchewan. Mr. Phillips is a Corporate Director and the retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from 1982 until his retirement in January 2002. He is also a director of a number of other companies, including Canadian Pacific Railway Company, Fording Inc., Imperial Oil Limited, Inco Limited and Cleveland-Cliffs Inc. Mr. Phillips holds an undergraduate degree in physics and mathematics from McGill University. Mr. Phillips was appointed an Officer of the Order of Canada in 1999 and was awarded the Saskatchewan Order of Merit in 2002. Mr. Phillips is a Chartered Physicist (U.K.) and a Fellow of the Institute of Physics.	Director since February 1994 Number of Meetings Attended 9 of 9 Regular 4 of 4 Special 3 of 4 AC 4 of 4 MRC(6) 7 of 7 RC Shareholdings 14,000 Common 12,020 DSU

Wilbur J. Prezzano(2)(4), 63, resides in Charleston, South Carolina. Mr. Prezzano is a Corporate Director and the retired Vice Chairman of Eastman Kodak Company, an imaging products and services company. Mr. Prezzano is a director of a number of companies, including Lance, Inc. and Roper Industries, Inc. Mr. Prezzano holds an undergraduate degree in economics and a master's degree in business administration, both from the University of Pennsylvania's Wharton School.	Director since April 2003 Number of Meetings Attended 4 of 5 Regular 3 of 4 Special 3 of 4 MRC(7) 4 of 5 RC(7) Shareholdings 1,000 Common 3,194 DSU

Helen K. Sinclair(1)(2), 52, resides in Toronto, Ontario. Ms. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc., a software and educational products company, and is a member of its Board of Directors. Ms. Sinclair is also a director of a number of other organizations, including McCain Capital Corporation, the Canada Pension Plan Investment Board, Transat A.T. Inc. and Davis + Henderson G.P. Inc. Ms. Sinclair holds an undergraduate degree from York University and a master's degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.	Director since June 1996 Number of Meetings Attended 9 of 9 Regular 4 of 4 Special 1 of 1 ARMC(5) 2 of 2 AC(7) 7 of 7 RC Shareholdings 6,345 Common 5,010 DSU

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    7

Donald R. Sobey(4), 69, resides in Stellarton, Nova Scotia. Mr. Sobey is Chairman of Empire Company Limited, an investment holding company, and a member of its Board of Directors. Mr. Sobey is also a director of a number of other companies, including Alliance Atlantis Communications Inc., Highliner Foods Ltd., Sobeys Canada Inc. and Traders Classified Media NV. Mr. Sobey was also a director of the Bank from May 1978 to January 1992. Mr. Sobey holds an undergraduate degree in commerce from Queen's University and an honourary degree in law from Dalhousie University.	Director since October 1992 Number of Meetings Attended 8 of 9 Regular 3 of 4 Special 8 of 8 MRC Shareholdings 327,256 Common 10,994 DSU

Michael D. Sopko(3), 65, resides in Oakville, Ontario. Dr. Sopko is the retired Chairman and Chief Executive Officer of Inco Limited, a primary metals company. From April 25, 2001 to April 17, 2002 he was the non-executive Chairman of Inco, and prior to April 25, 2001 served as its Chairman and Chief Executive Officer. Dr. Sopko is also a director of Gerdau Ameristeel Corp. Dr. Sopko holds undergraduate, master's and doctoral degrees in metallurgical engineering from McGill University.	Director since August 1992 Number of Meetings Attended 8 of 9 Regular 1 of 4 Special 5 of 6 CGC Shareholdings 13,156 Common 1,225 DSU

John M. Thompson(3)(4), 61, resides in Toronto, Ontario. Mr. Thompson is the Chairman of the Board of the Bank and the retired Vice Chairman of the Board of IBM Corporation, an information technology hardware, software and services company, a position he held from August 2000 to September 2002. Prior to that, Mr. Thompson held various senior executive positions with IBM. Mr. Thompson is also a director of Royal Philips Electronics, Robert Mondavi Corporation and Thomson Corporation. Mr. Thompson holds an undergraduate degree in engineering science from the University of Western Ontario and has completed the executive management programs at the Richard Ivey School at The University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University.	Director since August 1988 Number of Meetings Attended 9 of 9 Regular 4 of 4 Special 6 of 6 CGC 7 of 8 MRC Shareholdings 28,976 Common 1,225 DSU

(1)
Current member of the Audit Committee.

(2)
Current member of the Risk Committee.

(3)
Current member of the Corporate Governance Committee.

(4)
Current member of the Management Resources Committee.

(5)
The Audit and Risk Management Committee was divided into the Audit Committee and the Risk Committee effective December 12, 2002.

(6)
Stepped down from the Committee effective April 3, 2003.

(7)
Joined the Committee effective April 3, 2003.

Except as disclosed in the preceding table, all nominees standing for election as directors at the Meeting have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years. Mr. Edward S. Rogers who served as a director since August 1989 and Mr. Richard M. Thomson who served as a director since April 1971 will not be standing for re-election as directors at the Meeting. During the 12 months ended October 31, 2003, Mr. Rogers attended 12 of 13 Board meetings and 4 of 6 meetings of the Corporate Governance Committee and Mr. Thomson attended 12 of 13 Board meetings. Mr. A. Charles Baillie, who retired as a director on April 3, 2003, attended 5 of 5 Board meetings. Ms. Eleanor R. Clitheroe, who retired as a director on April 3, 2003, attended 5 of 5 Board meetings and 4 of 4 meetings of the Corporate Governance Committee.

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COMPENSATION OF DIRECTORS

During fiscal 2003, each director, other than the Chairman of the Board, who was not an employee of the Bank was entitled to be paid $30,000 per year for services as a director. The non-executive Chairman of the Board was entitled to receive $200,000 per year for his services in that capacity. The Chair of each Committee of the Board was also entitled to receive a further $12,500 per year for services in that capacity except if the Committee Chair also served as Chairman of the Board. Any director except the Chairman of the Board who served on more than one Committee was entitled to receive a fee of $3,000 per year per additional Committee after the first Committee. In all cases, directors who were not employees were entitled to an attendance fee and the reimbursement of their expenses for each Board and Committee meeting. Attendance fees were $2,000 for both Board meetings and Committee meetings. Directors based outside the province in which a Board meeting was held received an attendance fee of $3,000. Fees for telephone meetings were $1,000 for both Board meetings and Committee meetings regardless of where the director was based. On December 11, 2003, each director who was not an employee of the Bank received, in respect of fiscal 2003, an equity grant of $50,000 payable in deferred share units. In all cases, any director who was a resident of the United States was entitled to receive these amounts in American dollars.

        As a matter of policy, the Bank considers it appropriate that directors hold a substantial number of common shares of the Bank, further aligning their interests with those of other shareholders. As a result, the Board adopted a policy several years ago under which directors are expected to acquire, over time, common shares of the Bank with a value equivalent to at least six times the basic director's fee. Common shares of the Bank owned by a director's spouse, minor child or family trust are acceptable for this policy.

        Consistent with the Bank's policy of encouraging directors to have a substantial investment in the Bank, the Outside Director Share Plan was established in 1998. Under the Plan, directors who are not employees or officers of the Bank may elect to receive any portion of their annual compensation in the form of cash, common shares of the Bank or deferred share units, or a combination thereof. Each deferred share unit is a bookkeeping entry, equivalent in value to a common share. Units are maintained until the director retires from the Board. Units are considered the equivalent of common shares for purposes of the Bank's policy on share ownership by directors. The Bank recognized an expense of $708,827 for the deferred share units for fiscal 2003, not including the equity grant detailed earlier in this section.

        A new compensation structure for 2004 was approved by the Board. The new structure includes the elimination of per meeting fees in favour of a comprehensive annual flat fee and is summarized as follows:

Position	Annual Retainer/ Allotment(1) ($)
Director(2)(3)	$75,000
Additional Committee Memberships(2)	$10,000
Committee Chair Fee(2)	$25,000
Travel Fee for Directors Based Outside of Ontario(4)	$10,000
Chairman of the Board	$200,000

(1)
Not applicable to directors who are also employees of the Bank.

(2)
Excludes Chairman of the Board.

(3)
Includes any compensation for serving on one Committee.

(4)
Allowance in recognition of time spent travelling to meetings.

        All directors who are not employees are also entitled to reimbursement for their expenses for each meeting. Any director who is a resident of the United States is entitled to receive these amounts in American dollars. Under the new structure any equity grants, which had previously been paid in the form of stock options, will be paid in the form of deferred share units which must be held by the director until retirement from the Board.

        A new stock ownership requirement policy was also approved under which directors, including the Chairman of the Board, are expected to acquire common shares of the Bank with a value equivalent to at least six times their respective flat fee retainer. Directors have until the later of five years from the director's first election date and five years from the coming into effect of this policy to meet the share

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ownership requirement. A minimum of 60% of fees (excluding equity grants) payable to a director must be received in the form of deferred share units or common shares until the share ownership requirement has been met.

        It is expected that the new flat fees together with the equity grant in deferred share units will be approximately equal to the aggregate value of the fees received in previous years in which stock options were granted.

CORPORATE GOVERNANCE

Our Board of Directors is committed to acting in the best interests of the Bank's shareholders. The Board fulfils its role directly and through Committees to which it delegates certain responsibilities. The Board and its Committees are focused on the continued improvement of our governance principles and practices. To maintain our leadership position in corporate governance requires constant reviews of these principles and practices to ensure they meet or exceed evolving best practices and regulatory guidance. This year, we expanded our corporate governance disclosure to provide better information to our shareholders about the activities of our Committees and how we determine our directors are independent.

DIRECTOR INDEPENDENCE

The Board believes that it needs to be independent of management and the institution it is governing in order to be effective. In essence, this means that a large majority of the Board is not part of management of the Bank and does not have relationships with the Bank that would make them personally beholden to the Bank. The Board is currently composed of an overwhelming majority of directors who meet this definition of independence. If all of the nominees proposed for election at the Meeting are elected, 93% of the directors will be independent, with only Mr. W. Edmund Clark, President and Chief Executive Officer, not being independent because of his management position.

        The Corporate Governance Committee has been delegated the responsibility for recommending to the Board qualification criteria for directors and evaluating the independence of directors. The Corporate Governance Committee has been monitoring the numerous regulatory developments in the area of director independence to ensure our policies and practices comply with all applicable requirements. We want to take this opportunity to assure shareholders that these meet or exceed the legal requirements, and that the Committee is committed to continuing to build on its policies and practices to ensure we remain a corporate governance leader in this area.

        As a company listed on the Toronto Stock Exchange (TSX) we follow the TSX's guidance on how to evaluate the independence of our directors. (The TSX calls independent directors "unrelated" and we consider these terms interchangeable.) When considering if a director is unrelated according to the TSX guidelines, the Corporate Governance Committee looks at the nature of the director's relationships with us and importance of those relationships to the director. Members of Bank management are considered related. In addition, directors who have relationships with the Bank that would make them personally beholden to the Bank are considered related. The following relationships are particularly relevant in the Committee's analysis: banking, outsourcing, consulting, legal and accounting. The Committee examines significant relationships of these types not only from the director's standpoint, but also from that of persons or organizations the director is related to, such as a spouse or an entity that employs the director in an executive capacity. For a director in such a relationship, the Committee considers whether he or she could, or could reasonably appear to, lack objectivity with respect to management's recommendations and performance. The Committee's goal is to ensure that a large majority of the Board is composed of directors whose overall loyalty to the Bank and its shareholders is not compromised, or could be seen to be compromised, by any personal relationship with the Bank.

        Other than Mr. Clark, no other director nominees are employed by us or receive direct compensation from us for services of any kind, and none of their family members are employed with us in an executive capacity. In addition, no directors or their family members are employees or partners of the present or former shareholders' auditors for the Bank. Finally, no Bank executive officer serves as a

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director of any public company that employs one of our director nominees as an executive.

        Some director nominees, or entities they are connected with, have banking relationships with us. The Committee has examined these relationships and determined that the nominees are not personally beholden to the Bank. Relevant factors in this analysis include the overall creditworthiness of the banking customer (ratings, net assets, etc.), its existing banking relationships with other institutions, and the status of the director's involvement with the customer.

        When determining director independence, the Committee also considers the affiliation rules under our governing statute the Bank Act, which provide that no more than two-thirds of Board members and no more than one-third of Audit Committee members may be "affiliated" with the Bank. Mr. Clark is the only director proposed for election at the Annual Meeting who is affiliated with the Bank. He is affiliated by virtue of being an officer of the Bank.

        In addition, the Committee has reviewed the director independence standards contained in the corporate governance rules of the New York Stock Exchange (NYSE) on which the Bank's common shares are listed. As a non-U.S. company, we are not required to comply with most of the NYSE rules, including as to the independence of board members generally, and instead may comply only with Canadian governance practices. While the Committee has not formally adopted the NYSE rules for the independence of board members, it has determined that all nominees proposed for election at the Meeting are independent under these rules except Mr. Clark, who is an executive of the Bank.

        Finally, the Board also fosters independence by practices such as having a strong, independent Chairman of the Board with a clear leadership mandate and having director-only sessions (that is, with all Bank officers, including Mr. Clark, absent) at every regularly scheduled Board meeting. The Board and its Committees have the authority to hire and fire their own independent advisors. The Chairman of the Board is responsible for setting the agenda for each Board meeting and ensuring that relevant topics are brought forward for discussion. The Board of Directors, not management, is responsible for recommending director nominees for election by the shareholders so that the Board is continually renewed with directors who are independent. For more information on these practices, see page 100 of the Annual Report.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee, chaired by the Chairman of the Board, is responsible for developing the Bank's corporate governance principles to foster a healthy governance culture at the Bank. The Committee's key responsibilities are summarized on page 100 of the Annual Report. This report allows us to explain in more detail the key responsibilities of the Committee under its charter:

  •
  ensuring that the Board and its Committees have the structure, composition, charters and membership to operate effectively;

  •
  assessing and facilitating the independent functioning of the Board from management, including:

    –  evaluating the independence of directors;

    –  ensuring the Committees are composed entirely of independent directors;

    –  ensuring the Board and its Committees meet independently of management at every regularly scheduled meeting;

    –  providing that the Board and its Committees have the authority to hire and fire their own independent advisors;

    –  implementing other practices noted on page 100 of the Annual Report, in the preceding section on Director Independence and in Schedule B (Corporate Governance Procedures);

  •
  ensuring that, at each annual meeting, shareholders are presented with high caliber candidates for election as directors, who have a diversity of industry and professional experience and other qualities that will contribute to the effective functioning of the Board;

  •
  ensuring that directors are provided with a comprehensive orientation program, as well as opportunities for on-going education in topical areas;

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  •
  setting expectations for the individual contribution of directors, including attendance at, preparation for and participation in meetings;

  •
  assessing the effectiveness of the Board and its Committees and the contribution of individual directors on an annual basis;

  •
  reviewing the compensation of directors to ensure that it is competitive and aligns directors' interests with those of shareholders;

  •
  monitoring the quality of the relationship between management and the Board, including ensuring that directors are provided with high quality, timely information and direct access to management and that there are clear limits on the authority of management to act without Board approval;

  •
  considering shareholder proposals and recommending responses with a view to maintaining an open dialogue with our shareholders to ensure concerns are met where possible; this is in keeping with the Committee's broader responsibility for ensuring the Bank has a responsive communication policy;

  •
  reviewing the adequacy of the strategic planning process that the Board engages in annually;

  •
  reviewing regulatory developments and legal changes in corporate governance and ensuring the Bank's compliance with the latest regulatory requirements, trends and guidance; and

  •
  reviewing and approving the Guidelines of Conduct, the Conflicts of Interests Procedures and other documents that regulate ethical conduct by Bank directors, officers and employees.

        The Committee has looked at each of these responsibilities and confirmed that it carried them out in 2003 in the best interests of shareholders. In carrying out these responsibilities, the Committee particularly focused on the following initiatives to further improve the Bank's governance processes and practices.

Non-executive Chairman of the Board

In April 2003, Mr. John Thompson assumed the position of Chairman of the Board, as well as Chair of the Corporate Governance Committee. Mr. Thompson is not and has never been an executive of the Bank. In the past year, the Corporate Governance Committee reviewed the role and responsibilities of the Chairman of the Board and formalized them in a Charter against which his performance is assessed annually by the rest of the directors. In addition, the Committee focused this year on integrating this new role into the Bank's corporate governance policies and processes to promote more independent functioning of the Board from management. The key responsibilities of the Chairman of the Board are set out on page 98 of the Annual Report.

Director Orientation

The Committee redesigned the orientation program for new directors to provide the directors with more specialized and streamlined information about how the Bank is managed, what is its strategic direction, and what are the significant issues and key risks it is facing. The revised program includes revised written materials and greater exposure to members of senior management to brief the new directors on the issues facing various areas of the Bank. The initiative to improve the orientation program was led by the Chairman of the Board and the Committee, with input from the new directors elected at last year's annual meeting.

Evaluation Processes

To improve the existing process for measuring Board and Committee effectiveness, the Committee considered and implemented additional formal evaluation tools for the Board, the Committees and individual directors. These tools are expected to assist the Chairman of the Board, the Committee and the Board members themselves in assessing the effectiveness of each Board member with a view to the nomination process.

Guidelines of Conduct

In the past year, the Committee reviewed and strengthened the Bank's Guidelines of Conduct, which contain the standards that govern the way Bank employees, officers and directors deal with each other, customers and shareholders. The

12    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

Guidelines clearly define our expectations that employees, officers and directors will uphold the highest standards of ethical business and personal conduct at all times. The Guidelines were distributed to all Bank employees, officers and directors.

Disclosure Policy

In the past year, the Committee revised the Bank's Disclosure Policy to ensure that it clearly codifies TD's commitment to providing timely, accurate and balanced disclosure of all material information about TDBFG to a broad audience all of the time. The Disclosure Policy reflects the Bank's commitment to transparency in reporting to shareholders and the public.

        The Board of Directors and its Committees continually evaluate and improve the corporate governance policies and procedures of the Bank. For more detailed information about our system of corporate governance, please see the comparison of our policies and procedures against the guidelines of the TSX for effective corporate governance starting on page 35 of this Management Proxy Circular. Additional disclosure about corporate governance at the Bank may be found on pages 98 to 101 of the Annual Report.

        As at October 31, 2003, the following individuals served as members of the Corporate Governance Committee:

John M. Thompson (Chair) Marshall A. Cohen Henry H. Ketcham	Brian F. MacNeill Edward S. Rogers Michael D. Sopko

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for supervising the quality and integrity of the Bank's financial reporting. The Committee also fulfils the role of the Bank's conduct review committee under the Bank Act and in this capacity is responsible, among other things, for reviewing related party transactions and monitoring procedures for resolving conflicts of interest. Members of the Committee are expected to be financially literate or be willing to acquire the necessary knowledge quickly. In carrying out its responsibilities, the Committee meets regularly without management present with the shareholders' auditors, the Chief Auditor (who heads the Bank's internal audit department), the Chief Financial Officer and alone.

        The Committee's key responsibilities are summarized on page 101 of the Annual Report. These responsibilities focus on reviewing periodic financial disclosures of the Bank, overseeing the adequacy of internal controls as part of its supervision of the integrity of the financial reporting process, and managing the relationship with the shareholders' auditors. This report allows us to explain in more detail the Committee's key responsibilities under its charter:

  •
  reviewing with management and the shareholders' auditors the Bank's annual and interim financial statements, including management's discussion and analysis, prior to Board approval and public release, with a focus on accounting principles, practices, and management estimates and judgments;

  •
  discussing with the shareholders' auditors all matters pertaining to professional auditing standards and guidelines applicable to the Bank in Canada, and reviewing the shareholders' auditors processes for assuring the quality of their audit services;

  •
  ensuring that the Committee receives regular reports from the shareholders' auditors, internal audit and management regarding any significant judgments made in management's preparation of the financial statements and any significant difficulties encountered during the course of the review or audit, including any restriction on the scope of work or access to required information;

  •
  making a recommendation to the shareholders regarding the auditors to be appointed by the shareholders at the next annual meeting based, among other things, on an annual performance review of the shareholders' auditors;

  •
  overseeing the independence of the shareholders' auditors by reviewing the independence and qualifications of the shareholders' auditors based on their disclosures of any relationships with the Bank and by setting policies that restrict the

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    provision of non-audit services by the shareholders' auditors;

  •
  in recognition of the fact that the Committee, not management, retains the shareholders' auditors, reviewing and approving the audit fees and other significant compensation to be paid to the shareholders' auditors;

  •
  reviewing the integrity of the Bank's financial reporting processes;

  •
  reviewing and approving the annual plan of the Bank's internal audit department and ensuring internal audit has the required resources to perform its responsibilities; and

  •
  regularly reviewing significant reports from internal audit, together with management's response, and following up as needed.

        In 2003, the Committee focused on a number of initiatives to further strengthen its oversight of the quality and integrity of the Bank's financial reporting.

Non-Audit Services Policy

The Committee reviewed and updated the Bank's non-audit services policy. The policy restricts the type of non-audit services that the shareholders' auditors may provide to the Bank and its subsidiaries beyond the strict requirements of the U.S. Sarbanes-Oxley Act. It includes a centralized mechanism for the consideration and pre-approval by the Committee of all services to be provided by the shareholders' auditors as well as the associated fees.

Evaluation Process for the Shareholders' Auditors

This year, the Committee created an annual process for gathering feedback on the performance of the shareholders' auditors from members of the Committee and management. The Committee considered this feedback, together with information about the shareholders' auditors' qualifications, independence, annual audit plan and fees, in deciding to recommend that the shareholders reappoint the shareholders' auditors at the Meeting.

Objective Setting

The Committee initiated a formal process to set objectives for the year and to monitor its progress against them. Objectives met during the year included: holding educational sessions on critical accounting policies and other significant accounting issues; developing a self-evaluation process for the Committee; developing an effective performance management process for the shareholders' auditors; and considering important issues related to the review and approval of management's discussion and analysis.

        As at October 31, 2003, the following individuals served as members of the Audit Committee:

Wendy K. Dobson (Chair) Hugh J. Bolton Henry H. Ketcham	Pierre H. Lessard Roger Phillips Helen K. Sinclair

REPORT OF THE RISK COMMITTEE

The Risk Committee is responsible for providing oversight for the management of risk of the Bank, including credit, market, liquidity and operational risk. To fulfill this responsibility, the Committee ensures that sound policies, procedures and practices for the management of key risks under the Bank's risk framework are in place and confirms compliance with risk-related regulatory requirements applicable to the Bank. All members of the Committee are expected to have an understanding of issues related to risk management or related business experience, or be willing to acquire the necessary knowledge quickly. The Committee meets regularly alone, and with the Chief Executive Officer and the Chief Risk Officer without other members of management present, and may meet with other senior officers and the shareholders' auditors as it sees fit.

        The Committee's key responsibilities are summarized on page 101 of the Annual Report. In addition, the Bank provides detailed information on how we manage risk on pages 33 to 41 of the Annual Report. This report allows us to explain in more detail the Committee's responsibilities under its Charter:

  •
  ensuring that management and others provide the Committee with adequate presentations and other information to understand the significant risks to which the Bank is exposed;

  •
  reviewing and approving the Bank's procedures, policies and techniques to measure the Bank's risk exposures and to identify, evaluate and manage the significant risks to which the Bank is exposed, including

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    in the areas of credit, market, liquidity and operational risk;

  •
  monitoring the Bank's risk management performance to obtain assurance that the Bank's risk management policies for significant risks are being adhered to;

  •
  reviewing the characteristics of the Bank's credit portfolio and significant exposures to credit risk, as well as the provisioning methodology for credit losses and the adequacy of the Bank's provisions for credit losses; and

  •
  reviewing and approving risk principles, policies and procedures recommended by management and the related management programs to ensure compliance with the CDIC Standards of Sound Business Practices and related regulatory requirements.

        In 2003, the Committee focused on a number of initiatives to further strengthen its oversight of the Bank's risk management function.

Risk Committee Charter

In December 2002, the Audit and Risk Management Committee was divided into the Risk Committee and the Audit Committee to permit each Committee even more meeting time and resources to devote to its respective responsibilities. The Risk Committee formalized its new mandate in a written charter that was approved by the Corporate Governance Committee and Board, and worked throughout the year to establish processes and procedures for carrying out its responsibilities and interacting with management.

Risk Reporting

In keeping with the evolving governance environment, the Committee focused this year on enhancing risk reporting to the Board and other processes related to its oversight of the Bank's risks. In addition, the Committee instituted regular reporting by the Chief Auditor to the Committee on any significant issues related to adherence to risk management practices at the Bank including any trends suggesting systemic weakness.

        As at October 31, 2003, the following individuals served as members of the Risk Committee:

Roger Phillips (Chair) Hugh J. Bolton Wendy K. Dobson	Darren Entwistle Wilbur J. Prezzano Helen K. Sinclair

REPORT OF THE MANAGEMENT RESOURCES COMMITTEE

The Bank is committed to be a leader in all aspects of corporate governance relating to independent Board oversight of management performance, executive compensation and succession planning. To this end, all members of the Management Resources Committee are independent directors.

        The Committee's mandate includes the following:

  •
  To establish job accountabilities for the chief executive officer (CEO), set performance standards on an annual basis, review CEO performance annually and recommend CEO compensation based on performance to the Board;

  •
  To ensure that appropriate succession planning is in place for the CEO and all key positions in the Bank;

  •
  To advise the Board on the appointment and remuneration of the Bank's senior officers, including the executive officers named on the Summary Compensation Table (the "Named Executive Officers"); and

  •
  To review, approve and recommend that the Board approve executive compensation policies, practices, terms and conditions, as well as the aggregate spending for executive cash and equity-based compensation.

        In order to fulfill this mandate with the appropriate independence, the Committee has time scheduled for meeting without management present at every Committee meeting.

        The Committee met 8 times during the fiscal year ended October 31, 2003 and the following

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individuals served as the members of the Committee for all or part of this period:

Brian F. MacNeill (Chair from April 3, 2003 to present)
John M. Thompson (Chair to April 3, 2003)
Marshall A. Cohen Pierre H. Lessard Roger Phillips	Wilbur J. Prezzano Donald R. Sobey

Executive Compensation Strategy and Philosophy

The purpose of the Bank's executive compensation program is to:

  •
  attract, retain and motivate highly-qualified and high-performing individuals;

  •
  align the interests of senior executives and management with the Bank's strategy and the interests of its shareholders;

  •
  allow for effective succession in key executive positions through the retention of key resources;

  •
  motivate performance by linking executive compensation with the achievement of specific business and other objectives and overall financial performance of the Bank as a whole.

        Executive compensation consists of three components: base salary, annual incentive compensation and mid/long-term equity-based incentive compensation. The sum of all three is referred to as "Total Direct Compensation".

        Total Direct Compensation and the mix of compensation therein are targeted at the median of the competitive market. Total Direct Compensation may exceed the median of the market in a year where there has been a combination of strong business and individual performance. The use of median rather than average data for comparison ensures that results are not skewed by compensation levels that are uncommonly high or low.

        Market data, along with emerging trends and practices in executive compensation, are provided from a variety of sources by outside consultants. Most executive positions are compared within the Canadian market, although specialized roles may be evaluated against a broader market. Within the Canadian market, the focus is on competitive data and practices of the Bank's four major Canadian competitors — Bank of Montreal, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce and Royal Bank of Canada. Selected positions are also reviewed against a broader comparator group of companies from other industries, and against specialized areas as appropriate. For selected positions in the Bank, comparison may be made to U.S. Regional banks that are similar in size and range of businesses to the Bank's, as well as other groups such as investment banks and brokerage firms.

        The comparator groups for specific executive positions are determined on an individual basis, essentially based on where the Bank would have to compete for the executive talent required for the position. For example, the "market" for the most senior executives of the Bank — chief executive officer, vice-chair and executive vice-president positions — is generally defined as the major Canadian banks and comparable Regional U.S. banks. For the year covered by this report, the Committee incorporated the following U.S. banks into the comparator group: BB&T, Bank One, Bank of America, FleetBoston Financial, KeyCorp, National City, PNC Financial Services, State Street Boston, SunTrust Banks, US Bancorp, Wachovia and Wells Fargo. Allowance may be made when using comparator market data to ensure a direct comparability of roles and accountabilities. For example, where the size, scope, and variety of operations managed by a role is greater or smaller than the market standard, the appropriate allowance is made to the survey data.

        The Committee believes in maintaining a high standard of integrity in the process of determining compensation, and accordingly, engages its own consultant, who is independent of management. The Committee's independent consultant is present during the discussion and recommendation of the CEO's and Named Executive Officers' compensation, which takes place without management present.

Review of Executive Compensation in 2003

The Bank's approach to executive compensation is not new; it has been in place for some years. However, during 2003, management, with the support and regular involvement of the Committee, undertook a thorough review of the Bank's executive compensation practices, particularly the approach to equity-based compensation.

        This review was undertaken in light of the changing and evolving expectations regarding

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corporate governance by shareholders and others with an interest in the Bank's affairs, including regulators, the investment community and the public as a whole.

        The key considerations of the review included:

  •
  Focus on corporate governance;

    •  Reinforcing executive alignment with shareholders.

    •  Taking a leadership position on evolving trends in corporate governance.

  •
  Continued alignment of compensation with Bank strategy and organizational objectives;

    •  Aligning interests of all senior executives, including those in wholesale banking, to total Bank results;

    •  Reinforcing the shift in the business model to reduced earnings volatility and growth in economic profit through compensation.

  •
  Cost to the organization, and value to the participant:

    •  Employing a simple, understandable approach that considers the total cost to shareholders, including the dilutive effect of options.

Significant Changes in Equity Compensation

As a result of its review, the Committee has approved a number of significant changes with respect to equity compensation. These changes were implemented in Fiscal 2004 for the Bank's Senior Executive Team — the CEO, Vice Chairs and Executive Vice Presidents — and are intended to take effect in Fiscal 2005 (or later) for all other executives. Accordingly, at the date of this circular, changes have already been implemented for the most senior executives in the organization.

        Essentially, the changes reflect a revised approach to mid and long term equity compensation and a shift in the mix of compensation away from short-term incentive cash compensation into mid and long term equity. The changes are summarized as follows:

i)
Changes Related to Stock Options and Restricted Share Units (RSUs)

•
The term of Stock Options is reduced from ten years to seven years;

•
The use of Stock Options is reduced in favour of greater use of RSUs;

    •  We believe stock options remain a useful compensation tool for aligning executive interests with shareholders over the long-term when balanced with other elements of the compensation package.

    •  RSUs are fully expensed and therefore do not represent a dilution of shareholder value.

  •
  These changes relating to term reduction and the use of options took effect for all executives in Fiscal 2004 (awards made in December, 2003).

  •
  RSUs will incorporate a performance target tied to growth in Economic Profit in each year of a three year period, and will be referred to as Performance-Based Restricted Share Units (Performance-Based RSUs). Economic Profit is defined in the Annual Report on page 3.

    •  Alignment of executive pay to meaningful and measurable performance goals will be reinforced through the inclusion of the performance target.

    •  A target relative to growth in Economic Profit will be established each year, and the size of the award is intended to be leveraged up or down by a maximum of 20% at the time of payout depending on the degree to which the Bank, in the year the award is outstanding, meets, exceeds or falls short of an annual target for growth in Economic Profit as approved by the Committee.

  •
  Revised provisions for disability, termination, and retirement, as follows:

    •  In case of permanent disability, maturity of Performance-Based RSUs will occur on the

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    normal date, where previously the maturity was accelerated to the date of disability.

    •  In case of voluntary termination, allow vested options to be exercisable for 30 days, and unvested options will be forfeited. Previously, all outstanding options were immediately forfeited. For involuntary termination (without cause) allow vested options to be exercisable for 90 days, previous 60 days, and all options that do not vest in that period to be forfeited. For termination with cause, all options (vested and unvested) are immediately forfeited. These changes have been approved by the Toronto Stock Exchange (TSX) and will be implemented in Calendar 2004.

    •  In case of retirement, maturity of Performance-Based RSUs will occur on the normal date, where previously the maturity was accelerated to the date of retirement. For Calendar 2004, the TSX has also approved a change to stock options that in general allow the executive to have the earlier of one year after all options vest, or the normal expiry, to exercise.

ii)
Changes Related to Cash Bonuses and Deferred Share Units (DSUs)

A portion of annual incentive compensation will be delivered as Deferred Share Units (DSUs) — a measure that further reinforces the emphasis on long-term alignment. In effect, executives will exchange a portion of their own cash compensation for DSUs, the payout of which varies with share price performance and is deferred until retirement or employment termination.

        This change took effect for the Senior Executive Team for awards made in December 2003 in respect of Fiscal 2003, and will take effect in December 2004, for all other executives until their share ownership requirement has been attained.

iii)
Increased Share Ownership Requirements for Senior Executives

To ensure executives are significant shareholders in the organization they lead, share ownership requirements for the Bank's most senior executives have been increased, as follows:

Share Ownership Requirements
Position
	New	Previous
CEO	10 X Base Salary	5 X Base Salary
Vice Chair	6 X Base Salary	2.5 X Base Salary
Executive Vice President	6 X Base Salary	2 X Base Salary
Vice Chair & Executive Vice President — Wholesale Banking	1 X Target Total Direct Compensation	2 X Base Salary
Senior Vice President	2 X Base Salary	1.5 X Base Salary
Vice President	1.5 X Base Salary	1 X Base Salary

        The revised Share Ownership Requirements for the CEO, Vice Chairs and Executive Vice Presidents took effect on November 1, 2003, and those executives have three years in which to comply. As of the date of publication, all of the Named Executive Officers have met or exceeded the increased Share Ownership Requirements as follows:

Named Executive Officer	Total Share Ownership at Dec. 31, 2003(1)	Multiple of Salary
W.E. Clark	$18,170,636	12.98
R.E. Dorrance	$16,730,633	2.39	(2)
A.S. Rosen	$14,077,758	28.16
F.J. Tomczyk	$3,764,733	7.51
F.J. Petrilli(3)	$9,036,126	19.87

(1)
The December 31, 2003 TSX closing price for Bank common shares was $43.29.

(2)
Mr. Dorrance's multiple is the multiple of his total direct compensation.

(3)
Mr. Petrilli's salary has been converted into Canadian Dollars using the exchange rate of 1.299.

        The revised Share Ownership Requirements for Senior Vice Presidents and Vice Presidents took effect on January 1, 2004 and those executives will have five years in which to comply.

        Management and the Committee also believe that executives should be held accountable for sustaining shareholder value, and be held accountable for the ongoing health, viability, and

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proper succession of the organization and therefore has approved the following:

  •
  The CEO will be required to maintain his or her Share Ownership Requirement for two years following retirement, and for a period of 6 months in the case of resignation or termination, other than in a Change of Control;

  •
  Other members of the Senior Executive Team will be required to maintain their respective Share Ownership Requirement for one year following retirement, and for a period of 6 months in the case of resignation or termination, other than in a Change of Control.

        In addition:

  •
  When stock options are exercised, the net of any sold to pay taxes now must be held until the applicable Share Ownership Requirement has been met.

iv)
Changes in Compensation Governance

In order to reinforce sound governance in the Bank regarding equity compensation for executives, the following change has been approved:

  •
  Named Executive Officers of the Bank are required to pre-disclose to the public by way of press release any intention to trade in Bank common shares including the exercise of stock options, no less than five business days in advance of the date on which the transaction is to take place.

        Guidelines for overhang, dilution and burn rate have been established:

  •
  Overhang, defined as all options available for issue and options outstanding, divided by total shares outstanding, will be 10% or less of the total number of shares outstanding;

  •
  Dilution, defined as the total number of options outstanding divided by the total number of shares outstanding, will be targeted at 5% or less, but never to exceed 7.5% of the total number of shares outstanding;

  •
  Burn rate, defined as total number of options issued in a year divided by total shares outstanding, will be less than 1% of the total number of shares outstanding.

        A total of 2,394,876 stock options were granted to eligible executives at year-end 2003. This compares to 3,875,400 stock options granted at year-end 2002 (a reduction of 38.2%). Including the 2003 year-end option grants, the Bank's performance against these guidelines for the last two years are as follows:

	Guideline	2003 Actual	2002 Actual
Overhang	10% or less	6.49%	7.15%
Dilution	5% or less, not to exceed 7.5%	4.0%	4.32%
Burn Rate	Less than 1%	0.36%	0.62%
v)
Change of Control

A provision has been added to deal with executives who may lose their jobs following a merger, amalgamation, consolidation or corporate reorganization. Under this new provision, a "double trigger" must occur. First, there must be a transaction that is, or is deemed to be, a change of control. Second, there must be a loss of job (not for cause) within 24 months of the date of the completion of the transaction. For participants in the stock option plan terminated without cause within 24 months of a deemed change of control, all options will vest immediately upon termination and remain exercisable for 90 days following termination. Performance-Based RSUs will mature and be paid out on the original maturity date. Change of control occurs when the outstanding voting shares of the Bank represent less than 50 percent of the combined voting power of the new entity, or when there is, or is expected to be, a change of 50 percent or more in the directors of the Bank, or when the Board considers that there are other circumstances where it is appropriate to apply the change of control provision.

Components of Executive Compensation

As noted earlier, the Bank's executive compensation program has three components: base salary; annual incentive compensation; and mid/long-term equity-based compensation:

i)
Base Salary

Base salaries for the CEO and the Senior Executive Team are approved by the Board and/or the Committee based on competitive industry data. Base salary policy is positioned at the market median, and where individual executive base salaries are placed

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relative to the market median is based primarily on individual performance. Generally, salary increases are infrequent because of the focus on Total Direct Compensation and the emphasis on incentive-based compensation.

ii)
Annual Incentive Cash Compensation

The objective of annual incentive cash compensation is to reward senior executives of the Bank for their contribution and performance during the fiscal year. Awards are granted based on the Bank's overall performance, the performance of business units for which the executive is responsible, and the individual's performance against specific goals and accountabilities.

        The majority of senior executives are rewarded through the Bank's Incentive Compensation Plan (ICP). Senior executives in wholesale banking (TD Securities, TD Capital and TD Asset Management) in prior years participated in the Performance Compensation Plan (PCP), but no longer. As at the beginning of 2003 they commenced participation in ICP. Accordingly, all senior executives are aligned to the performance of TDBFG as a whole.

  Criteria for Funding of the Incentive Compensation Plan (ICP)

The ICP is designed to provide bonus funding for executives based on the performance of the Bank as a whole, and on business unit funding, where applicable. At the beginning of each fiscal year, performance standards are reviewed by the Committee and approved by the Board.

        Factors used by the Committee to determine the general levels of ICP funding for a given year include:

  •
  Net income for the year relative to the prior year and pre-established performance hurdles, both at the overall Bank level and at the business-unit level;

  •
  The Customer Satisfaction Index against a pre-established performance hurdle;

  •
  Progress against milestones for the Bank as a whole and for each business unit, with milestones defined as either specific areas of focus or key initiatives that are considered strategically important.

        The Committee may also adjust the level of ICP awards to be allocated for the fiscal year according to its judgment of the Bank's or business unit's performance relative to economic conditions and/or the performance of competitors in the primary comparator group. Once the general level of ICP funding has been established, individual awards are made based on individual and business-unit performance. For Fiscal 2003, bonus funding in all businesses has increased over 2002 by 5 1/2%, due to the better performance of the Bank overall. Given the write-downs in the equity options business in wholesale banking and in TD Waterhouse International, awards to executives most directly accountable for these businesses were impacted by way of a reduced payout. In TD Canada Trust, Wealth Management and TD Waterhouse US, the year over year performance improvement is reflected in the ICP funding available to executives in those businesses.

  Criteria for Funding of the Performance Compensation Plan (PCP)

The PCP applies to certain executives in wholesale banking. Generally, PCP funding is dependent on the profitability of wholesale banking and the individual business units inside the wholesale bank. Allocations to individuals in PCP are also based on performance and on market practice.

        For 2003, funding for PCP is above 2002 funding. This change is directly attributable to the improvement in performance of a number of businesses in wholesale banking.

  Deferred Incentive Compensation

The purpose of deferred incentive compensation is to provide eligible executives with an opportunity to defer all or part of their annual incentive cash compensation, thereby aligning their long-term interests with shareholder interests. Deferred compensation is administered mainly through a Deferred Share Unit Plan for most senior executives of the Bank. In prior years, eligible executives were also given the opportunity to elect to defer all or part of their annual incentive cash compensation (up to maximum limits prescribed by title) into the TD Securities Co-Investment Plan. The Co-Investment Plan has not been offered since Fiscal 2001, although prior Co-Investment Plan

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contributions remain in existence and are being administered according to their plan terms.

  Deferred Share Unit Plan

Starting with awards made in December 2003, with respect to Fiscal 2003, the Named Executive Officers and Senior Executive Team receive a portion of their cash incentive compensation in the form of DSUs. Starting with Fiscal 2004 awards, most other executives will commence receiving a portion of their cash incentive compensation as DSUs until their Share Ownership Requirement has been attained. In addition an executive has the option to voluntarily elect to defer their annual cash incentive into DSUs, before or after the executive's Share Ownership Requirement has been met, up to a total of 100 percent of the award.

        The annual incentive amount being deferred is allocated to DSUs based on the average of the high and low prices of TD Bank shares on the Toronto Stock Exchange on the day before the date on which annual cash incentive awards are approved by the Board. Units accrue dividend equivalents equal to dividends paid on the Bank's common shares. DSUs must be redeemed by the end of the calendar year following the year in which the executive's employment with the Bank has ended, based on the value of the TD Bank share price on the date of redemption.

iii)
Mid and Long-Term Equity-Based Compensation

The Committee believes that mid and long-term equity-based compensation helps to ensure that the interests of executives are aligned with those of shareholders by focusing executives on longer-term value creation. The Committee also believes mid and long-term equity-based compensation helps to retain high-quality executives in a competitive market.

        As outlined above, the Committee reviewed the Bank's equity-based compensation plans during 2003 and approved a number of significant changes for 2004 and beyond. Accordingly, the plan described below under the heading "Mid-Term Incentive Plan", which allowed for executives to be issued phantom units without performance conditions has been discontinued in 2004 for the Senior Executive Team, and will be discontinued for all other executives in 2005, or later. It has been replaced by the Performance-Based RSU plan, described above in the section titled "Significant Changes in Equity Compensation: i) Changes Related to Stock Options and Restricted Share Units".

  Stock Incentive Plan

The Committee believes that Stock Options can be an effective component of executive compensation, when used prudently and balanced with other forms of compensation. To that end, stock options have been awarded to executives in 2003, but at a lower participation rate than in prior years, and at a lower usage rate than in prior years.

        Not all executives participate in the plan each year and, in assessing participation levels, the Committee also considers the total long-term compensation issued in the past, the Bank's executive succession plan and the need for critical skills.

        Options are issued at the prevailing market price for TD Bank shares and become exercisable over four years at a rate of 25 percent per year. Effective for options granted in December 2003, the expiry date will be the seventh anniversary of the date of issue, versus the tenth anniversary in prior years. When an executive exercises an option, he or she acquires shares from the Bank's Treasury at the original exercise price, and may hold the shares or sell them at the prevailing market price.

  Mid-Term Incentive Plan

Under this plan, RSUs are granted to selected executives. Not all executives participate in the plan each year, and in assessing participation, consideration is given to the total equity-based compensation issued in the past, the Bank's succession plan, and the need for retention of critical skills. The value of the award at the date of grant is converted into phantom share units issued to the executive at the closing price of TD Bank shares on the day preceding the award date. The units are vested and mature on the third anniversary of the award date, and are redeemed at the average of the high and low prices for the 20 trading days preceding the redemption date. The redemption value, after withholdings, is paid in cash.

        This plan will remain in effect in 2004 for executives with the title of Senior Vice President and below but will be discontinued in 2005, or later. In 2004, executives with the title of Executive Vice President and above (the Senior Executive Team) participated in the Performance-Based RSU plan,

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described in the section titled "Significant Changes in Equity Compensation: i) Changes Related to Stock Options and Restricted Share Units (RSUs)."

  Long Term Capital Plan

To promote the retention of high-quality executives specifically in the securities business and to foster sustained profitability in that business, the Bank provides a Long Term Capital Plan under which eligible officers within the Wholesale Bank can share in the return earned by the business. At the start of the fiscal year, selected executives are issued units that are valued at the end of the same fiscal year. The value of the units is determined based on TD Securities net income before tax multiplied by a funding rate (which is sensitive to the rate of return on capital) plus or minus 15% CEO discretion. The determined value is converted to RSUs which mature three years after the date of issue. On maturity, units are redeemed at the average of the high and low prices of TD Bank shares on the Toronto Stock Exchange for the 20 trading days preceding the redemption date. After withholdings, the redemption value is paid in cash.

        In 2000 and 2001, the Long Term Capital Plan provided for awards to be calculated, to vest and be paid out over 8 and 7 years respectively. In each year, a portion of the 2000 and 2001 awards are valued on that fiscal year's results and a payment is made in cash. The last payments will be made under those plans in 2008.

CEO's Compensation and Corporate Performance

The Committee undertakes its responsibility to review the performance of the CEO with careful consideration. The Committee sets performance standards for the CEO at the beginning of the year, and then assesses the performance of the CEO against those. The Committee members are expected to know the CEO and interact with the CEO on matters pertaining to the organization outside of the Committee and Board meetings. For Fiscal 2003, Mr. Clark received a base salary increase of $258,939 to reflect his promotion into the role of Chief Executive Officer. The new base salary was intended to position Mr. Clark at approximately the median of the comparator market. The comparator market included both Canadian banks and US regional banks, and is further described in the section titled "Executive Compensation Strategy and Philosophy".

        The 2003 annual cash incentive for Mr. Clark is based on Bank performance relative to goals established for the year, and on personal performance. The goals encompass financial measures, progress against strategic goals such as reducing the risk profile of the Bank, development of resources pertaining to the succession plan, customer satisfaction and employee satisfaction. The Board retains full discretion over the awards granted.

        A portion of Mr. Clark's 2003 annual cash incentive compensation was delivered as DSUs with the intention of shifting compensation mix from short-term to long-term, further reinforcing alignment with shareholder interests.

        Equity-based compensation is provided to the CEO in the form of Stock Options (under the Bank's Stock Incentive Plan) and as Performance Restricted Share Units (under the Bank's Performance-Based Restricted Share Unit Plan). The stock option and restricted share unit awards shown for Mr. Clark in 2003 reflect a change in reporting methodology whereby awards made at the calendar year-end are disclosed to shareholders in the next upcoming proxy, instead of 12 months in arrears. Mr. Clark was awarded the option to purchase 285,112 Bank common shares, and 73,314 Performance-Based Restricted Share Units. This award is considered to be competitive among the total level of compensation for positions of comparable responsibility in the comparator group.

        The Stock Option award and the RSU award shown for Mr. Clark in 2002 is one-time compensation reflecting his promotion to CEO. The Committee viewed Mr. Clark's performance with respect to the integration of TD and Canada Trust as noteworthy, and therefore extended special recognition through the one-time award at the time of his appointment as CEO. In December 2002, Mr. Clark was awarded an option to purchase 613,500 Bank common shares and 89,775 Restricted Share Units. Through the total equity award to Mr. Clark in December 2002, it was the Committee's intention to ensure that the newly appointed CEO had an appropriate degree of alignment with shareholders and that a strong degree of retention was built into the compensation.

        This report is presented by the current members of the Management Resources Committee:

Brian F. MacNeill (Chair) Marshall A. Cohen Pierre H. Lessard	Wilbur J. Prezzano Donald R. Sobey John M. Thompson

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EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation						Long Term Compensation
								Awards					Payouts
Name and Principal Position	Year	Fiscal Salary ($)		Bonus ($)		Other Annual Compensation(2) ($)		Securities Under Options/SARs Granted (#)(4)	Restricted Shares or Restricted Share Units ($)(5) RSU(6)(4) DSU(8)				LTIP Payouts ($)		All Other Compensation(3) ($)

A.C. Baillie	2003	$483,151		$0	(1)	$99,473		—	—		—		—		$437
Chairman & CEO	2002	$1,340,822		$0		$53,616		204,600	—		—		—		$2,889
Retired(15)	2001	$1,270,411		$1,665,500		$2,117		450,300	—		$1,659,500	(10)	—		$4,104

W.E. Clark	2003	$1,300,344		$2,000,000	(1)	—		285,112	$3,000,009	(7)	$1,625,000		—		$20,208
President & CEO(15)	2002	$1,041,405		$0		—		613,500	$3,000,280		—		—		$3,343
	2001	$988,730		$1,743,980		—		307,500	—		$2,356,020	(9)	—		$11,086

R.E. Dorrance	2003	$400,000		$2,000,000	(1)	—		158,396	$1,750,066	(7)	$500,000		—		$778
Vice Chair(16)	2002	$200,000		$804,000		—		175,600	$3,996,564		—		$907,955	(11)	$396
	2001	$131,178		$3,500,000		—		60,000	—		—		—		$247

A.S. Rosen	2003	$352,899		$650,000	(1)	—		72,412	$800,027	(7)	$200,000		$186,581	(14)	$972
Vice Chair	2002	$378,904		$600,000		—		68,100	$918,014		—		$3,420,314	(13)	$810
	2001	$142,240		$1,416,500		—		—	—		—		$2,434,763	(12)	$630

F.J. Tomczyk	2003	$501,374		$800,000	(1)	—		72,412	$800,027	(7)	$300,000				$976
Vice Chair	2002	$400,279		$600,000		—		109,800	$500,464		—		—		$843
	2001	$300,000		$376,755		$7,683		46,900	$159,986		$373,245	(10)	—		$877

F.J. Petrilli	2003	$350,000	(US)	$1,000,000	(US)(1)	$9,243	(US)	117,584	$1,299,169	(7)	$250,000	(US)	—		$14,513	(US)
Executive Vice President & CEO	2002	$350,000	(US)	$700,000	(US)	$15,888	(US)	182,200	$913,201		—		—		$16,844	(US)
TD Waterhouse USA	2001	$347,534	(US)	$800,000	(US)	$8,512	(US)	69,600	$4,096,360		—		—		$20,876	(US)

Notes to Summary Compensation Table

(1)
Awarded on December 11, 2003 with respect to 2003 performance.

(2)
The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus, except that in 2003, the amount for Mr. Baillie includes Professional Fees and Club Memberships totaling $99,473 and in 2002 the amount for Mr. Baillie includes Professional Fees and Club memberships totaling $53,616. The other amounts quoted in this column represent the taxable benefits for reduced rate loans granted prior to July 2002 in accordance with the U.S. Sarbanes-Oxley Act of 2002.

(3)
All figures in this column, reflect the premiums and applicable provincial sales taxes paid by the Bank for term life insurance for each Named Executive Officer. Mr. Clark's employment agreement was amended in October 2002. It provides for an increased amount of term life insurance coverage to be paid by the Bank and this is reflected in the higher term life premium noted for 2003. Amounts shown for Mr. Petrilli also include contributions to the Profit Sharing Plan and 401(k) Plan of TD Waterhouse Group, Inc. made on his behalf for all years.

(4)
The figures shown in these columns represent the number of options/SARs and RSUs granted (if any) to each of the Named Executive Officers as compensation in each of calendar 2003, 2002 and 2001. This reflects a change in the methodology for reporting options/SARS and RSU grants in this table instituted for the first time in the Management Proxy Circular for 2003 and retrospectively for 2002 and 2001. The Bank has decided to report awards made at calendar year end 2003 in this Management Proxy Circular instead of 12 months in arrears. In this same regard, the figures for 2002 and 2001 have been restated. As result of this change, the number of options/SARs and RSUs granted (if any) to each of the Named Executive Officers for fiscal year 2001 are not stated in this table. The figures for number of options/SARS and value of RSUs for fiscal year 2001 are respectively (if any): for Mr. Baillie 410,100 options; for Mr. Clark 241,100 options; for Ms. Rosen $5,018,100 in RSUs; for Mr. Tomczyk, 32,400 options. Ms. Rosen's award in 2001 was established to transition her compensation from TD Securities to the Bank.

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(5)
The numbers in the chart above show the value at the date of grant. The aggregate holdings and value of all Restricted Shares/Restricted Share Units for all Named Executive Officers as at December 31, 2003 are as follows:

	RSU		DSU		Total RSUs and DSU
	Units	Value Dec. 31	Units	Value Dec. 31	# Units	Value on December 31, 2003

A.C. Baillie	0	$0	0	$0	0	$0

W.E. Clark	163,089	$7,060,123	251,401	$10,883,149	414,490	$17,943,272

R.E. Dorrance	162,354	$7,028,305	12,255	$530,519	174,609	$7,558,824

A.S. Rosen	176,020	$7,619,906	70,746	$3,062,594	246,766	$10,682,500

F.J. Tomczyk	38,430	$1,663,635	28,094	$1,216,189	66,524	$2,879,824

F.J. Petrilli	159,034	$6,884,582	7,960	$344,588	166,994	$7,229,170

The
values above are calculated for purposes of this chart using the December 31, 2003 TSX closing price for Bank common shares which was $43.29.

(6)
Dividend equivalents are not paid on these units. Units are redeemed on the 3rd anniversary other than Mr. Petrilli's 2001 awards of which approximately one third of the units are redeemed on the fourth anniversary.

(7)
These units incorporate a performance target tied to growth in economic profit.

(8)
Except where indicated DSUs are awarded in lieu of a portion of annual incentive compensation. Dividend equivalents are paid on these units. Units vest on retirement or termination.

(9)
This figure represents $1,500,000 worth of deferred share units paid to Mr. Clark as part of his compensation for 2001 (the "Compensation Units") and was previously reported under the heading All Other Compensation and $856,020 worth of deferred share units Mr. Clark elected to receive in 2001 in lieu of his annual compensation (the "Bonus Units"). To be consistent with the current reporting of awarded deferred share units as Restricted Shares/Restricted Share Units the Bank has moved the Compensation Units figure from under the heading All Other Compensation to under the heading Restricted Shares/Restricted Share Units and the Bonus Units figure from under the heading Bonus to under the heading Restricted Shares/Restricted Share Units. As a result of this change, the figure corresponding to Mr. Clark's 2001 All Other Compensation has been reduced from $1,511,068 to $11,068 and the figure corresponding to Mr. Clark's 2001 Bonus has been reduced from $2,600,000 to $1,743,980 with the difference appearing under the Restricted Shares/Restricted Share Units heading for 2001.

(10)
These figures represent deferred share units Mr. Baillie and Mr. Tomczyk elected to receive in lieu of their annual incentive compensation for fiscal 2001 and were previously reported under the heading Bonus for each individual. To be consistent with the current reporting of awarded deferred share units as Restricted Shares/Restricted Share Units, the Bank has moved these figures from under the heading Bonus to under the heading Restricted Shares/Restricted Share Units. As a result of this change, the figure corresponding to Mr. Baillie's 2001 Bonus has been reduced from $3,325,000 to $1,665,500 and the figure for Mr. Tomczyk's 2001 Bonus has been reduced from $750,000 to $376,755.

(11)
Paid under the Long Term Capital Plan awards made in 1999.

(12)
$2,059,533 paid under the Long Term Capital Plan awards made in 1998 and $375,230 paid under the Long Term Capital Plan awards made in 2000.

(13)
$2,451,479 paid under the Long Term Capital Plan awards made in 1999, $240,451 paid under the Long Term Capital Plan awards made in 2000 and $728,384 paid under the Long Term Capital Plan awards made in 2001.

(14)
$97,042 paid under the Long Term Capital Plan awards made in 1999, $89,539 paid under the Long Term Capital Plan awards made in 2000.

(15)
Mr. Baillie retired as CEO effective December 20, 2002 and Chairman of the Bank effective April 3, 2003. Mr. Clark assumed the role of CEO effective December 20, 2002.

(16)
Mr. Dorrance was appointed Vice Chair of the Bank effective November 26, 2003 in addition to Chair and CEO of TDSI.

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OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED CALENDAR YEAR

Name	Securities Under Options/SARs Granted(1)	% of Total Options/SARs Granted to Employees(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date of Grants

A.C. Baillie	0	0%	N/A	N/A	N/A

W.E. Clark	285,112	11.91%	$40.92	$40.92	December 11, 2010

R.E. Dorrance	158,396	6.61%	$40.92	$40.92	December 11, 2010

A.S. Rosen	72,412	3.02%	$40.92	$40.92	December 11, 2010

F.J. Tomczyk	72,412	3.02%	$40.92	$40.92	December 11, 2010

F.J. Petrilli	117,584	4.91%	$40.92	$40.92	December 11, 2010

Notes to Options/SAR Grant Table

(1)
The figures shown in this column for calendar 2003 represent the number of securities under options/SARS granted to each of the Named Executive Officers as compensation in calendar 2003 and were granted on December 11, 2003. This reflects a change in the methodology, effective prospectively from fiscal 2003, for reporting the numbers of securities under options/SARS. The reason for and the nature of the change are described in footnote (4) to the Summary Compensation Table. However, as a result of this change the numbers of securities under options/SARS granted to each of the Named Executive Officers in respect of calendar 2002 are not stated in this table. The numbers for calendar 2002 are Mr. Baillie 204,600; Mr. Clark, 613,500; for Ms. Rosen 68,100; for Mr. Tomczyk, 109,800; for Mr. Dorrance, 175,600; and for Mr. Petrilli, 182,200. The exercise price of these options was $33.42, which is equivalent to the market value of the underlying securities on the date of the grant, and they expire on December 12, 2012 except for the options/SARS granted to Mr. Baillie which expire on December 12, 2009. The first 25% of the award becomes exercisable after one year, the second 25% after two years, the third 25% after three years and the final 25% after four years. They represented 30.91% of the total options/SARS granted to employees of the Bank in fiscal 2002 to buy Bank common shares.

(2)
% of options granted to employees of the Bank to buy Bank common shares.

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
CALENDAR YEAR AND CALENDAR YEAR-END OPTION/SAR VALUES

			Unexercised Options/SARs at Calendar Year-End(2) (#)		Value of Unexercised in-the-Money Options/SARs at Calendar Year-End(2)(3) ($)
		Aggregate Value Realized ($)(1)
	Securities Acquired on Exercise (#)(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

A.C. Baillie	371,783	$10,848,402	2,092,875	481,125	$26,404,051	$2,197,663

W.E. Clark	0	$0	929,750	1,029,262	$5,214,257	$6,143,449

R.E. Dorrance	0	$0	58,900	335,096	$439,143	$1,692,828

A.S. Rosen	0	$0	57,025	123,487	$1,488,377	$675,727

F.J. Tomczyk	0	$0	103,025	195,587	$559,626	$1,116,755

F.J. Petrilli	0	$0	179,650	289,034	$2,312,288	$1,707,798

Notes to Aggregate Options/SAR Exercises Table

(1)
As a result of the new methodology of reporting on a calendar basis described in footnote (4) to the Summary Compensation Table, November and December 2002 have not been captured in this Management Proxy Circular, nor in last year's circular. The impact of the activity for these two months was zero.

(2)
Options refer to options for Bank common shares.

(3)
Closing price on the TSX on December 31, 2003 of Bank common shares was $43.29.

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PENSION PLAN TABLE

	Years of Service
Final Average Earnings
	15	20	25	30	35

$300,000	60,046	80,061	100,077	120,092	110,107

$400,000	90,046	120,061	150,077	180,092	170,107

$500,000	120,046	160,061	200,077	240,092	230,107

$600,000	150,046	200,061	250,077	300,092	290,107

$700,000	180,046	240,061	300,077	360,092	350,107

$800,000	210,046	280,061	350,077	420,092	410,107

$900,000	240,046	320,061	400,077	480,092	470,107

$1,000,000	270,046	360,061	450,077	540,092	530,107

$1,100,000	300,046	400,061	500,077	600,092	590,107

$1,200,000	330,046	440,061	550,077	660,092	650,107

$1,300,000	360,046	480,061	600,077	720,092	710,107

$1,400,000	390,046	520,061	650,077	780,092	770,107

$1,500,000	420,046	560,061	700,077	840,092	830,107

$1,600,000	450,046	600,061	750,077	900,092	890,107

$1,700,000	480,046	640,061	800,077	960,092	950,107

$1,800,000	510,046	680,061	850,077	1,020,092	1,010,107

$1,900,000	540,046	720,061	900,077	1,080,092	1,070,107

$2,000,000	570,046	760,061	950,077	1,140,092	1,130,107

$2,100,000	600,046	800,061	1,000,077	1,200,092	1,190,107

$2,200,000	630,046	840,061	1,050,077	1,260,092	1,250,107

$2,300,000	660,046	880,061	1,100,077	1,320,092	1,310,107

$2,400,000	690,046	920,061	1,150,077	1,380,092	1,370,107

$2,500,000	720,046	960,061	1,200,077	1,440,092	1,430,107

Notes to Pension Plan Table

This table reflects the annual supplemental pension benefits payable to certain officers of the Bank, including certain of the Named Executive Officers, at age 63 for the various earnings/service combinations shown. The amounts in the above table are based on 2% per year of service, to a maximum of 30 such years, of the average of the last five years (highest five consecutive years in the last ten years of service for Mr. Baillie) of salary and incentive compensation payments (capped in the manner described below) minus $1,722.22 for each year of service to a maximum of 35 such years, minus an adjustment for Canada Pension Plan benefits.

The maximum annual supplemental pension benefit will be the greater of:

  60% of the average of the last five years (highest five consecutive years in the last ten years of service for Mr. Baillie) of salary and capped incentive compensation payments; or

  70% of the average of the final five (three for Mr. Baillie) years of salary,

minus $1,722.22 for each year of service to a maximum of 35 such years minus an adjustment for Canada Pension Plan benefits.

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Incentive compensation payments are those described under the heading Criteria for Funding of the Incentive Compensation Plan (ICP) on page 20 and, for purposes of these supplemental pension benefits, cannot, in any one fiscal year, exceed 120% of the Named Executive Officer's salary rate in effect at the end of that fiscal year. The following table sets out the capped incentive compensation payments for fiscal year 2003, based on the figures reported under the Bonus and DSU columns in the Summary Compensation Table on page 23, that would be considered for purposes of determining supplemental pension benefits for the Named Executive Officers if 2003 were a relevant year for calculating such benefits. The salary rate in effect at the end of the fiscal year was used in this calculation.

Name	Capped Incentive Compensation Payment

A. C. Baillie	$0

A. S. Rosen	$600,000

F. J. Tomczyk	$601,649

These supplemental pension benefits are payable for life. Upon death, reduced payments continue to the surviving spouse.

Messrs. Baillie and Tomczyk and Ms. Rosen also are entitled to annual pension benefits at age 63 from the Bank's registered pension plan, The Pension Fund Society (the "TD Plan"). The TD Plan provides annual defined pension benefits to the participating Named Executive Officers of $1,722.22 for each year of credited service under the TD Plan, to a maximum of 35 such years. These pension benefits are payable for life. Upon death, reduced payments continue to the surviving spouse.

The service upon which benefits are determined under both the supplemental plan and the TD Plan are as set out below for each participating Named Executive Officer:

	Service to October 31, 2003		Service at age 63
Name	Supplemental Plan	TD Plan	Supplemental Plan	TD Plan

A. C. Baillie	34.8	34.8	34.8	34.8

A. S. Rosen	9.4	1.8	23.2	15.5

F. J. Tomczyk	5.8	.8	20.4	15.5

Mr. Baillie retired as an employee of the Bank effective December 20, 2002. Mr. Baillie is also entitled to an additional supplemental pension of $47,524 per annum payable until the earlier of his death or his spouse's death. After that occurrence, reduced payments would continue to the survivor for his or her life.

Mr. Dorrance does not participate in the Bank's supplemental plan nor in the TD Plan.

Mr. Clark's and Mr. Petrilli's pension arrangements are described in the sections following this note.

Mr. Tomczyk is also entitled to benefits under the defined contribution portion of the registered pension plan of Canada Trustco Mortgage Company (the "CT Plan") in respect of his service prior to August 19, 2002. Contributions to the CT Plan made by the Bank on his behalf ceased on August 18, 2002.

Pension Arrangements for Mr. Clark

Mr. Clark is entitled to benefits under the defined contribution portion of the CT Plan in respect of his service prior to August 19, 2002. Contributions to the CT Plan made by the Bank on his behalf ceased on August 18, 2002. Subsequent to that date, Mr. Clark is entitled to annual pension benefits at age 63 from the TD Plan. The TD Plan provides annual defined pension benefits to Mr. Clark of $1,722.22 for each year of credited service under the TD Plan, to a maximum of 35 such years. The TD Plan pension is payable for life. Upon death, reduced payments continue to the surviving spouse.

        Mr. Clark also has supplemental pension arrangements under the terms of his employment agreement with the Bank. (The non-pension terms of this agreement are described below under the heading Employment Arrangements.) The agreement provides for a supplemental pension benefit determined on a schedule that specifies an escalating percentage benefit based on the date Mr. Clark leaves the Bank's employment and the annual average of his highest consecutive 36 months' salary, with a minimum "floor" pension. Benefits are in the form of a life annuity with a 60% surviving spouse benefit. For the purposes of the agreement, credited service at October 31, 2003 is 12.0 years for his supplemental pension and .8 years for his TD Plan pension. At October 31, 2003, his accrued supplemental pension, inclusive of the pensions under the CT Plan and the TD Plan, payable at October 31, 2003, based on his 2003 salary and

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reflecting the minimum "floor" pension, is $1,155,400. At age 63, the age at which he would normally retire under the terms of the agreement, Mr. Clark will have 19 years of service for his supplemental pension and 7.8 years for his TD Plan pension. At age 63, the benefit under his agreement will pay him an annual income, inclusive of the pensions under the CT Plan and the TD Plan, of 132% of the annual average of his highest consecutive 36 months' salary. Based on his 2003 salary continuing unchanged until retirement and reflecting the minimum "floor" pension, the benefit payable will be $1,782,000 at age 63, inclusive of the pensions under the CT Plan and the TD Plan.

Pension Arrangements for Mr. Petrilli

Mr. Petrilli is entitled to benefits under the TD Waterhouse Group, Inc. Profit Sharing Plan and the TD Waterhouse Group, Inc. 401(k) Plan, both of which are defined contribution retirement savings arrangements. Under the Profit Sharing Plan, TD Waterhouse makes discretionary contributions on Mr. Petrilli's behalf subject to Internal Revenue Service limits. Mr. Petrilli does not contribute to the Profit Sharing Plan. Under the 401(k) Plan, TD Waterhouse makes mandatory matching contributions equal to 50% of Mr. Petrilli's contributions, to a maximum of 3% of earnings, subject to Internal Revenue Service limits. In 2003, TD Waterhouse contributed US$8,000 to the Profit Sharing Plan and US$6,000 to the 401(k) Plan on Mr. Petrilli's behalf.

Employment Arrangements

Prior to its acquisition by the Bank, Mr. Clark was President and Chief Executive Officer of CT Financial Services Inc. ("CT"), and was party to an employment agreement with CT. At the time of the completion of the acquisition, Mr. Clark entered into an employment agreement with the Bank, many of the terms of which were based on CT's obligations under its agreement with Mr. Clark. Mr. Clark's employment agreement with the Bank was amended (as amended, the "agreement") in October 2002 to reflect Mr. Clark's new responsibilities as CEO, assumed on December 20, 2002. In addition, Mr. Clark has given up certain rights available to him under his previous contract.

        Based on other obligations of CT in its agreement with Mr. Clark, Mr. Clark's agreement provides for payment of a term certain annuity upon resignation, retirement and termination without cause. The term certain annuity is determined based on a schedule that specifies an escalating amount based on the date Mr. Clark leaves the Bank's employment. The term certain annuity is payable for a guaranteed 15 years. At October 31, 2003, had he left the Bank's employment on that date, the agreement would pay Mr. Clark an annual term certain annuity of $611,200 commencing immediately. Should he leave the Bank's employment at age 63, his agreement will pay him an annual term certain annuity of $1,884,800 commencing immediately.

        Based on certain obligations of CT in an agreement with Mr. Tomczyk (who was formerly an officer of CT), Mr. Tomczyk has an employment agreement with the Bank that entitles him to receive a lump sum payment of $120,000 upon resignation, retirement or termination. Mr. Tomczyk's employment agreement also provides for payment of a term certain annuity upon resignation, retirement and termination. The term certain annuity is determined based on a schedule that specifies an escalating amount based on the date Mr. Tomczyk leaves the Bank's employment. At February 1, 2004, the annual term certain annuity is $185,000, increasing to $230,000 on February 1, 2007, and thereafter by 3.39% for each year from February 1, 2007 until the date he leaves the Bank's employment. The term certain annuity commences on the first of the month following the date Mr. Tomczyk's employment ends and is payable for a guaranteed 15 years.

        Mr. Petrilli has entered into an employment agreement with TD Waterhouse Group, Inc. providing for, in addition to the compensation described in the Summary Compensation Table, compensation on termination without cause of twenty-four months salary plus bonus subject to his compliance with certain non-competition, non-solicitation and confidentiality provisions.

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FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON

The following graph assumes that $100 was invested on October 31, 1998 in Bank common shares, the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the S&P/TSX Composite Index Banks (formerly the TSX Banks and Trusts Sub-group), respectively.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

(1)
With dividends reinvested at the price determined by the Bank pursuant to the Bank's Dividend Reinvestment Plan commencing from the dividend paid on April 30, 2002, which was the first dividend paid by the Bank to which the Dividend Reinvestment Plan applied.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The following tables show the outstanding amounts of indebtedness, excluding routine indebtedness, of officers of the Bank holding the title of Senior Vice President and above for (a) purchases of securities of the Bank and (b) other purposes, respectively. In accordance with the provisions of the U.S. Sarbanes-Oxley Act of 2002, the Bank will not grant loans to purchase securities of the Bank to its executive officers. The Bank will also not grant personal loans to its executive officers for any other purpose except in accordance with the provisions of the U.S. Sarbanes-Oxley Act of 2002, which prohibits such loans unless on market terms. The executive officers of the Bank as at December 11, 2003 are listed in the Bank's 2003 Annual Information Form.

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TABLE OF INDEBTEDNESS UNDER SECURITIES PURCHASE PROGRAMS

The aggregate indebtedness to the Bank and its subsidiaries of all officers, directors and employees entered into in connection with a purchase of securities of the Bank or any of its subsidiaries, excluding routine indebtedness, was $960,950.00 as at January 2, 2004.

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During Fiscal 2003 ($)	Amount Outstanding as at January 2, 2004 ($)		Financially Assisted Securities Purchases during Fiscal 2003

R. M. Aziz Senior Vice President	Loan from Bank	$323,171.00	$323,171.00	(1)	nil

L. L. Lariviere Senior Vice President	Loan from Bank	$146,352.00	$130,812.00	(1)	nil

G. J. O'Mahoney Senior Vice President	Loan from Bank	$262,777.00	$220,340.00	(1)	nil

S. Mantle Senior Vice President	Loan from Bank	$296,085.00	$286,627.00	(1)	7,358

Notes to Table of Indebtedness Under Securities Purchase Programs

(1)
Demand loan at an interest rate equivalent to the dividend yield on Bank common shares set quarterly in advance with a ten year term and amortization for the purchase of Bank common shares, held as evidence of good faith.

TABLE OF INDEBTEDNESS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

The aggregate indebtedness to the Bank and its subsidiaries of all officers, directors and employees not entered into in connection with a purchase of securities of the Bank or any of its subsidiaries, excluding routine indebtedness, was $1,866,575.00 as at January 2, 2004.

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amout Outstanding During Fiscal 2003 ($)	Amount Outstanding as at January 2, 2004 ($)

R. M. Aziz Senior Vice President	Loan from Bank	$699,598.00	$699,598.00	(1)

J. Capozzolo Senior Vice President	Loan from Bank	$245,755.00	$221,769.00	(2)

S. Geist Senior Vice President	Loan from Bank	$289,498.00	$236,905.00	(3)

S. Mantle Senior Vice President	Loan from Bank	$415,017.00	$408,481.00	(4)

G. J. O'Mahoney Senior Vice President	Loan from Bank	$96,616.00	$96,616.00	(5)

S. E. Poole Senior Vice President	Loan from Bank	$81,339.00	$77,466.00	(6)

M. F. P. Walzak Senior Vice President	Loan from Bank	$128,192.00	$125,740.00	(7)

Notes to Table of Indebtedness Other than Under Securities Purchase Programs

(1)
Demand loan at an interest rate equivalent to the Bank's Prime Rate minus .5%, secured by a collateral mortgage.

(2)
Mortgage loan with interest rate at 3.4% with a one year term and a twenty-five year amortization secured by a collateral mortgage.

(3)
Mortgage loan with interest rate at 3.05% with a one year term and a twenty-five year amortization secured by a collateral mortgage.

(4)
Mortgage loan with interest rate at 3.5% with a two year term and a twenty-five year amortization secured by a collateral mortgage.

(5)
Mortgage loan with interest rate at 4.8% with a five year term and a twenty-five year amortization secured by a collateral mortgage.

(6)
Mortage loan with interest rate at 3.4% with a one year term and a twenty-five year amortization secured by a collateral mortgage.

(7)
Mortgage loan with interest rate at 4.1% with a two year terms and a twenty-five year amortization secured by a collateral mortgage.

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DIRECTORS' APPROVAL

The Board of Directors has approved the contents of this Management Proxy Circular and its sending to the common shareholders.

C.A. MONTAGUE
Executive Vice President,
General Counsel and Secretary

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SCHEDULE A

SHAREHOLDER PROPOSALS

The following three proposals have been made by the Association for the Protection of Quebec Savers and Investors Inc. (APEIQ) of 82, Rue Sherbrooke Ouest, Montreal, Quebec H1X 2X3. The proposals are matters that APEIQ, a shareholder of the Bank, proposes to raise for consideration at the Meeting. The Board of Directors oppose these proposals for the reasons set out after each of them.

Proposal A:    It is proposed that TD Bank Financial Group adopt a by-law prohibiting the Chief Executive Officer from serving on the board of directors of another unrelated publicly traded company.

Shareholder's Explanation: The position of Chief Executive Officer is the most important position of a business corporation. It is therefore normal that the incumbent of such position devote a substantial part of his time, energy and abilities to the enhancement of the business of the Corporation. Moreover, the substantial compensation attached to this position should lead the Chief Executive Officer to restrict his commitments to third parties. The alleged benefits of business relationships that often serve to justify a Chief Executive Officer's participation on the boards of other companies will not be endangered since such relationships can be and already are effectively developed in several other ways. We wish that the Chief Executive Officer, by devoting all of his energies to the corporation he directs and by abstaining from sitting on boards of directors of unrelated publicly traded companies, will avoid having his management unduly influenced by factors external to the company.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board does not support the proposed by-law. In the future, the Board might determine that it would be beneficial for the Bank for the Chief Executive Officer to broaden his or her experience by sitting on the board of another company. (Mr. W. Edmund Clark, the President and Chief Executive Officer of the Bank, does not currently serve on the board of directors of any other publicly traded company.) Under the Bank's conflict of interest procedures, this would require the prior consent of the Corporate Governance Committee of the Board, which is chaired by the Chairman of the Board. The Board believes it should be a matter of judgment whether it would be desirable or not for the Chief Executive Officer to sit on another company's board. Accordingly, the Board does not agree with the outright prohibition sought by the proposal.

The proposal is also unnecessary because the Board already actively monitors the Chief Executive Officer's performance to ensure that he or she is devoting sufficient energy to the management of the Bank. The Chairman of the Board also leads an annual evaluation of the Chief Executive Officer's performance in light of the goals and objectives set by the Board for which the Chief Executive Officer is responsible.

Finally, TD's Board benefits from having the present and former chief executive officers of other companies serve on it. If every public company adopted a similar proposal, the pool of qualified and able directors would be significantly diminished.

Proposal B:    It is proposed that TD Bank Financial Group disclose the total value of the pension benefits granted to each of the principal senior executives and the related annual costs and report any actuarial deficit related to such plans.

Shareholder's Explanation: Pension plans are part of overall executive compensation and represent an increasingly significant component thereof. There has been a dramatic increase in this form of compensation in the past few years, as in the granting of stock options. Since pension plans are major long-term commitments for corporations, it is not enough to mention the annual value of the pension benefits and other benefits granted when the senior executive retires. Shareholders should be able to assess the total value of the retirement package granted to each senior executive and the costs of such benefits to the corporation. This information is highly relevant because it will make it possible to relate the benefits granted to retiring senior executives to their previous compensation, the duration of their involvement and their contribution to the corporation's success. Investors will thus be in a position to assess the competence of the compensation committee and the board of directors as a whole in this regard.

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THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors does not support this proposal. In accordance with securities laws, the Bank already provides readers with information about what the Bank's executives, including the Named Executive Officers appearing on the summary compensation table in the Management Proxy Circular, are likely to earn as a pension. Last year, the Bank expanded its executive pension disclosure in the Management Proxy Circular concerning the annual supplemental pension benefits payable to certain officers of the Bank. Finally, the notes to the Bank's 2003 Consolidated Financial Statements already disclose the extent of the Bank's estimated obligations for each of the material plans in which the Bank's executives participate, as well as the assumptions on which such estimates are based, all in accordance with the guidelines of the Canadian Institute of Chartered Accountant's Handbook.

The proposal requests the Bank to present the "total value" of the pension benefits granted to the Bank's principal senior executive officers on an individual basis, and the related annual costs. It is not possible to accurately determine these amounts because they depend on factors that are not presently known, such as ultimate credited years of service, age at retirement, compensation levels on which the benefits will be calculated, as well as the actual duration of payment of such benefits and the assumed discount rate used to determine the estimated value and annual cost. The Board of Directors believes that the regulators who determine executive compensation disclosure requirements should set the requirements for any new disclosure in this regard since it would be important to establish consistent rules to ensure that shareholders can compare the data among issuers. However, the information the Bank currently provides would allow shareholders to estimate the pension earned each year as well as the total pension, thus enabling them to place a value on executive pension benefits using their own assumptions.

The proposal further requests the Bank to report any actuarial deficits related to the pension plans in which the principal senior executive officers participate. In accordance with generally accepted actuarial practice, any such deficits are estimated on an aggregate basis for all Bank employees who participate in such plans. In any event, the supplemental pension benefits payable to certain officers of the Bank and the Bank's other executive pension arrangements are largely unfunded. As noted above, the Bank already discloses the estimated obligations, deficits and annual expense for each of the material plans in which the Bank's executives participate in the Consolidated Financial Statements.

Proposal C:    It is proposed that TD Bank Financial Group adopt a by-law to force its senior executives and any other insiders to give a 10-calendar day prior notice of any trading on the corporation's securities, including the exercise of stock options.

Shareholder's Explanation: The senior management and board of directors of a corporation hold privileged information regarding its financial position and short- and mid-term outlook. Their trading on the corporation's securities is likely to influence the market price since investors are aware that such insiders have privileged first-hand information that is not known to everyone. For a number of years, stock exchange by-laws have required that such trades be reported within a certain time following their execution, but such requirement is clearly insufficient. By the time such trades are disclosed to the regulatory authorities and made public, their impact on the trading price of the securities has already occurred. In all fairness, shareholders and other investors should be given a sufficient delay before the trade to allow them to assess its potential significance and consequences. It should be noted that pre-announcement of transactions is one of the recommendations of the U.S. Conference Board in its Blue Ribbon Task Force Report on Public Trust and Private Enterprise.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors does not support the adoption of the proposed by-law. The Bank has already proactively adopted a policy that will require each Named Executive Officer who appears on the summary compensation table contained in the Management Proxy Circular to disclose to the public by way of press release any intention to trade in Bank common shares, including the exercise stock options, no less than five business days in advance of the date on which the transaction is to take place.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    33

In selecting the period of advance notice, the Board of Directors balanced the goal of increased transparency with the need to minimize the chance for intervening events to arise that could affect the decision of the Named Executive Officer to trade in Bank shares.

In addition, the Board of Directors does not believe the by-law is necessary because trading in securities of any issuer, including the Bank, while in possession of material, undisclosed information (insider trading) is illegal regardless of whether the individual is an insider of the Bank or has received this information through some other means. The Bank expends considerable resources to prevent insider trading. For example, the Bank has robust safeguards in place that are monitored by trained and experienced compliance officers to help ensure that for employees in key positions do not inadvertently engage in insider trading. These safeguards include a policy requiring the employees to pre-clear any trade in securities with Bank compliance officers, a policy requiring Bank compliance officers to have access to records of the trading accounts in which these individuals hold Bank securities, and a policy of restricting trading in Bank securities in "window periods" that span the period when Bank financial results are being compiled but have not yet been released to the public. Under the Bank's Disclosure Policy, the Bank strives to disclose material information on a timely basis to the public, which helps further reduce the risk that an employee can benefit from the information to the detriment of others. Given that insider trading is illegal and the Bank follows best practices for preventing such activity, the Board of Directors does not believe that a broad policy requiring insiders to pre-disclose any trade in Bank securities would necessarily provide any additional safeguards to shareholders.

J. Robert Verdun of 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, a TD Bank shareholder, submitted three proposals for inclusion in this Management Proxy Circular on these topics:

  •
  disclosing "affiliated" and "related" directors;

  •
  committing to industry-leading standards of governance; and

  •
  using honest and easily understood marketing promotions.

After discussions with the Bank, Mr. Verdun agreed to withdraw his proposals because he is satisfied that:

  •
  the Board of Directors had decided to disclose "affiliated" and "related" directors and has done so in this Management Proxy Circular;

  •
  the Board of Directors has declared its commitment to leadership in corporate governance, and to ongoing reviews of its corporate governance principles and practices; and

  •
  the Bank works diligently to ensure all marketing promotions are accurate and understandable by the public, and meet applicable regulatory requirements; to help meet these goals, the Bank tests its advertising thoroughly with Bank customers and prospective customers, and with legal counsel and internal compliance officers.

The Bank will not alter its practice of disclosing the "affiliated" and "related" directors of the Bank or recombine the roles of Chief Executive Officer and Chairman of the Board without giving advance notice to the Bank's shareholders by way of press release.

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SCHEDULE B

CORPORATE GOVERNANCE PROCEDURES

The Board of Directors and its Committees continually evaluate and improve the corporate governance policies and procedures of the Bank. Far-reaching regulatory changes were commenced in the past few years. The Bank is proud of its strong corporate governance practices, which already meet many of the new and anticipated rules and guidelines. The Bank continues to monitor these changes and related guidance and will take appropriate action as these rules are finalized. In the following table, we compare the Bank's corporate governance procedures with the current Toronto Stock Exchange guidelines for effective corporate governance (the "TSX Guidelines"). The Bank's practices align with the TSX Guidelines. The Bank's Annual Report also contains an overview of the Bank's commitment to corporate governance and sets out descriptions, membership and the main responsibilities of the Board and its four Committees: the Audit Committee, the Management Resources Committee, the Corporate Governance Committee and the Risk Committee. The Board and each Committee operates under a written charter that sets out requirements regarding composition and key responsibilities. Charters are reviewed on a regular basis and are updated and amended at least annually and as often as needed to respond to the evolving regulatory and market environments in which the Bank operates. The Management Proxy Circular elaborates on the role of the Board and the independence of directors, and includes a report of each Committee (see pages 10 to 22).

TSX Guidelines	Governance Procedures at the Bank
Guideline 1

The board of directors should explicitly assume responsibility for the stewardship of the Bank.
As part of that overall stewardship responsibility, the board of directors should assume responsibility for the following matters:

The Board of Directors is responsible for overseeing the Bank's management and business affairs and makes all major policy decisions for the Bank. The Board of Directors acts in accordance with:

• the Bank Act;
• the Bank's By-laws;
• the Bank's Guidelines of Conduct;
• the charters of the Board and its Committees; and
• other applicable laws and Bank policies.

Copies of the Bank's Guidelines of Conduct which include the Bank's code of ethics are available upon request.
Guideline 1(a)
Adoption of a strategic planning process;
The Board approves and oversees the implementation of the Bank's strategies and reviews and approves the Bank's strategic plan. Each year there is an annual board strategy session and strategic matters are otherwise discussed frequently and thoroughly at Board meetings. Heads of business units and other members of management make numerous presentations to the Board which include a focus on, and discussion of, strategic initiatives. Recent developments that may impact strategic planning are also a focus of discussion at Board meetings. The Corporate Governance Committee annually reviews the adequacy of the strategic planning process. Management must seek the Board's approval for any strategically important transaction.

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TSX Guidelines	Governance Procedures at the Bank
Guideline 1(b)
Identification of principal risks of the Bank's business and ensuring the implementation of appropriate systems to manage these risks;
The Board oversees the management and identification of risks and the implementation of internal controls. The Board, through its Risk Committee, determines, monitors and evaluates the management of key risks, approves risk management policies, ensures policies are in place to manage strategic, market, operational, liquidity, credit, regulatory, reputational and other types of risk and critically assesses the Bank's business strategies and plans from a risk perspective. The Risk Committee also ensures a forum for "big picture" analysis of future risks and reviews regularly the management programs related to ensuring compliance with the Canada Deposit Insurance Corporation Standards of Sound Business and Financial Practices. The Risk Committee is a key part of the formal risk management governance structure of the Bank. For more information on the risk management governance structure of the Bank please see page 33 of the Annual Report. In fulfilling its duties the Risk Committee has the power to conduct any investigation and access any officer, employee or agent of the Bank including the shareholders' auditors. The Risk Committee meets regularly with each of the CEO and the Chief Risk Officer without other members of management present and may meet with other senior officers and the shareholders' auditors as it sees fit.
Guideline 1(c)
Succession planning, including appointing, training and monitoring senior management;

The Board and the Management Resources Committee, which is comprised entirely of independent directors, oversee succession planning and the approval of succession decisions for senior officers and foster depth in management by selecting candidates for senior positions. The Chairman of the Board is responsible for ensuring such succession planning is in place.

The Management Resources Committee is also responsible for:

• ensuring a process is in place for the evaluation of senior officers having the rank of President and below;
• reviewing succession plans for critical positions within senior management at least annually; and
• reviewing plans for the development of senior officers.

In the course of monitoring the executive resourcing function, the Board and the Management Resources Committee monitor the development of executive resources. Directors are exposed to various members of management through frequent presentations made by senior officers to the Board.

Guideline 1(d)
A communication policy for the Bank; and
The Corporate Governance Committee's responsibilities include ensuring the Bank communicates effectively with its shareholders, other interested parties and the public through a responsive communications policy. In 2003 the Committee revised the Bank's Disclosure Policy to ensure that it clearly codifies the Bank's commitment to providing timely, accurate and balanced disclosure of all material information about the Bank to a broad audience. The Board or a Committee of the Board oversees communications with shareholders and other stakeholders including approving key disclosure documents such as the quarterly and annual financial statements, the Annual Report, the Annual Information Form, the Management Proxy Circular and the Corporate Responsibility Report.

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TSX Guidelines	Governance Procedures at the Bank

The Audit Committee also monitors procedures relating to disclosure of information to the Bank's customers that is required by the Bank Act.

The Bank's Shareholder Relations Department (tdshinfo@td.com or toll free 1-866-756-8936) provides information to shareholders and responds to their inquiries.

The Bank also maintains an informative website at www.td.com that features webcasts of quarterly and annual investor conference calls (also available via telephone live and on a recorded basis), presentations made by senior management to the investment community, as well as regulatory filings and other investor information. This website also features a comprehensive section on corporate governance.

The Bank has an effective and proactive Corporate and Public Affairs Department and Investor Relations Department both of which are active in communicating with the public and are equipped to deal with inquiries from a wide range of stakeholders.

The Bank has also appointed an Ombudsman to assist customers who feel that an issue remains unresolved after dealing with the local branch and regional offices. The Ombudsman's office provides an independent and impartial review of issues between the Bank and its customers.
Guideline 1(e)
the integrity of the corporation's internal control and management information systems.
The Board, together with its Committees, requires management to implement and maintain appropriate systems of internal controls and management information systems. The Audit Committee assesses the adequacy and effectiveness of internal controls, including management information systems and audit procedures.

The Bank's Internal Audit Department reports to the Audit Committee on the quality and effectiveness of the system of internal controls and operational risk management practices.
Guideline 2

The board of directors should be constituted with a majority of individuals who qualify as "unrelated" directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the Bank, other than interests and relationships arising from shareholding.
All directors standing for election at the Meeting, with the exception of the President and Chief Executive Officer, Mr. Clark, are unrelated according to the TSX Guidelines. In addition, all nominees except Mr. Clark are unaffiliated according to the Bank Act and independent according to the New York Stock Exchange corporate governance rules. For more information, see the discussion starting on page 10 under the heading Director Independence.

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TSX Guidelines	Governance Procedures at the Bank
Guideline 3

The board has the responsibility for applying the definition of "unrelated director" to the circumstances of each individual director and for disclosing annually the analysis of the application of the principles supporting their conclusion. Management directors are related directors.
The Board, through the Corporate Governance Committee, determines whether or not each director is an unrelated director according to the TSX Guidelines. For more information on director independence please see the matters discussed under the heading Director Independence on page 10 of this Management Proxy Circular.

For more information on the attendance of Directors at Board and Committee meetings and other directorships please see pages 4 to 8 of this Management Proxy Circular.
Guideline 4

The board of directors should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees and for assessing directors on an ongoing basis.

The Corporate Governance Committee (composed entirely of outside directors, all of whom are unrelated and independent) recommends to the Board a list of directors for election at the annual meeting and recommends to the Board candidates to fill any vacancies on the Board that occur between annual meetings. This Committee is responsible for ensuring all nominees are high caliber candidates who have a diversity of industry and professional experience and other qualities that will contribute to the effective functioning of the Board.

In addition to having the requisite skills and experience, all non-management directors must meet the qualifications for directors set out in the Position Description for Directors summarized on page 99 of the Annual Report. Under the Position Description, directors are also expected to fulfill specific responsibilities at the individual level including:

• meeting the highest ethical and fiduciary standards and avoiding potential or actual conflicts of interest;
• bringing an objective perspective to deliberations of the Board and its Committees;
• continuously deepening his or her knowledge of the business of the Bank and relevant trends in business and industry both inside and outside of board meeting time;
• applying informed and seasoned judgment to each issue that arises; and
• preparing for and attending, where possible, all scheduled meetings of the Board and applicable Committees.

During 2003, the Corporate Governance Committee retained an outside consultant to assist it in considering board composition and new director candidates. Each member of the Board is asked to identify potential candidates.

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TSX Guidelines	Governance Procedures at the Bank
Guideline 5

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.
In 2003 the Corporate Governance Committee commenced the implementation of additional formal evaluation tools for the Board, the Chairman, the Committees of the Board, the chair of each Committee and individual directors to supplement its long-standing evaluation of the effectiveness of the Board and its Committees. Each director who is not a member of management annually completes a questionnaire designed to elicit feedback on the effectiveness of the Board and its Committees and the support provided by management. The Corporate Governance Committee considers each director's annual comments on the effectiveness of the Board and its Committees and then proposes modifications to improve the Board and Committee functions, and the Bank's corporate governance practices. Each Committee of the Board has also undertaken to self-assess its effectiveness and the effectiveness of its chair annually. Directors are also asked to complete a self-assessment and share it with the Chairman. The Corporate Governance Committee also assesses the contribution of each director annually and this process includes considering:
• the attendance of directors;
• mandatory retirement from the Board at age 70 and resignation (which the Board may accept or reject) upon a change of principal occupation and certain other circumstances; and
• other significant changes in the ability of a director to contribute to the Board.
Guideline 6
Every corporation should provide an orientation and education program for new recruits to the board.
In 2003 the Corporate Governance Committee redesigned the orientation and education program for new directors to provide them with more specialized and streamlined information about how the Bank is managed, its strategic direction and the significant issues and key risks it faces. All new directors are also provided a Director's Orientation Manual. Members of the executive management team make targeted, highly relevant presentations to new directors and are made available to answer questions directly.

In addition, presentations are made regularly to the Board on different aspects of the Bank's operations and ongoing educational seminars are held on topics that will assist the Board members in fulfilling their obligations. The Corporate Governance Committee serves as a resource centre for the ongoing education of directors with respect to their duties and responsibilities as directors and ensures that prospective candidates fully understand the role of the Board and its Committees and the contribution expected of individual directors.

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TSX Guidelines	Governance Procedures at the Bank
Guideline 7

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Corporate Governance Committee recommends criteria for the composition of the Board and the size of the Board.

Each year the Board carefully examines the composition of the Board including issues relating to its size and balances factors such as age, geographical, professional, and industry representation. The Board also ensures that the directors of the Bank, taken all together, have the right skills, experience and capabilities to meet the challenges facing the Bank.

The Board has significantly decreased its size in the past 14 years from 35 directors in 1990 to the current 17 directors. In considering board size, the Board balances the competing goals of keeping the board size small enough to permit effective discussions and of ensuring there is adequate representation to meet the demands of board and committee work. The Board has in place comprehensive Guidelines for Board Composition that formalize key considerations.
Guideline 8

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.
The Board, together with the Corporate Governance Committee, reviews and approves director compensation policies and practices annually to ensure that compensation realistically reflects the responsibilities and risks involved in being a director. For information regarding the amount and form of directors' compensation please see page 9 of this Management Proxy Circular. In making recommendations regarding directors' compensation the Corporate Governance Committee takes into account market trends and the fees paid to directors of comparable businesses. In 2003 the Corporate Governance Committee retained a third party consultant to review the current compensation of directors to ensure compensation was in line with market trends, simplified and aligned with changes in executive compensation. The Corporate Governance Committee recommended to the Board, and the Board accepted, a new compensation structure for 2004 which contains the following features:
• any equity grant which had previously been paid in the form of stock options will be paid in deferred share units which must be held by the director until retirement from the Board;
• a policy requiring increased share ownership within defined time periods and a requirement that a minimum of 60% of fees (excluding equity grants) payable to a director must be received in the form of deferred share units or common shares until the share ownership thresholds have been met; and
• the elimination of per meeting fees in favour of a comprehensive, annual flat fee.
At the Meeting, shareholders will be asked to approve an increase in the aggregate remuneration paid to directors.

40    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

TSX Guidelines	Governance Procedures at the Bank
Guideline 9

Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include one or more inside directors.
Each of the Board's Committees is composed entirely of outside directors, all of whom are unrelated and independent. For more information on director independence please see page 10 of this Management Proxy Circular.
Guideline 10
Every board of directors should expressly assume, or assign to a committee, responsibility for developing the corporation's approach to governance issues, including the response to the TSX guidelines.
The Board and management of the Bank are committed to leadership in corporate governance. The Corporate Governance Committee is responsible for corporate governance issues, including structures and procedures for the independent functioning of the Board. The Corporate Governance Committee and the Board of Directors have reviewed and approved this response to the TSX guidelines. For more information on the Bank's corporate governance practices please see pages 98 to 101 of the Annual Report and the report of the Corporate Governance Committee on pages 11 to 13 of this Management Proxy Circular.
Guideline 11

The board of directors, together with the CEO, should develop position descriptions for the board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.
The Management Resources Committee reviews, and approves, the CEO's Position Description and the corporate goals and objectives for which the CEO is responsible. The Board and the Management Resources Committee monitor the CEO's performance against these goals and objectives. In addition, the Chairman of the Board leads a formal and thorough evaluation of the performance of the CEO at least annually and reports the results of such monitoring and evaluation to the CEO. This forms the basis of the Management Resources Committee's recommendation to the Board for the total salary and incentive compensation of the CEO. Succession plans for all critical positions within the senior management of the Bank, including the CEO, are also reviewed by this Committee.

The Board operates under a written charter described on page 99 of the Annual Report. In accordance with the requirements of the Bank Act, certain important matters must be brought before the Board of Directors. The Board has also chosen to reserve certain other key decisions to itself. Pursuant to its charter obligation to ensure there are sufficient checks and balances on management, the Board has established approval criteria for management in the areas of the extension of new credit, investment decisions for the Bank's securities portfolios, capital spending, executive compensation and the issuance of securities of the Bank. In addition the Board has retained complete authority over certain acquisitions and significant investments, transactions out of the ordinary course of business, major outsourcing projects, fundamental changes and the approval of financial statements prior to release to shareholders.

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TSX Guidelines	Governance Procedures at the Bank
Management is responsible for the day-to-day operations of the Bank. To facilitate the functioning of the Bank, the Board has delegated certain decisions not otherwise reserved for the Board, to management.
Guideline 12

The board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be (i) appoint a non-management chair or (ii) adopt alternate means such as a lead director.
Appropriate procedures may involve the board meeting on a regular basis without management or assigning the responsibility of administering the board's relationship with management to a committee of the board.

In order to facilitate the independent functioning of the Board of Directors from management, the Board has appointed John M. Thompson, an unrelated and independent director, as Chairman of the Board. Mr. Thompson serves under a charter setting out his main responsibilities which are summarized on page 99 of the Annual Report. As Chairman, Mr. Thompson chairs every meeting of the Board (including meetings without management present), the Corporate Governance Committee and the shareholders.

In addition to ensuring that Board composition enhances its independent functioning, the Board has implemented the following:

• the Board meets independently of management at every regularly scheduled meeting;
• the Board and its Committees have the authority to hire and fire their own independent advisors;
• a strong independent Chairman of the Board with a clear mandate to provide leadership;
• a policy requiring all directors to hold Bank shares worth six times the annual retainer;
• the provision of high-quality information for directors, meaningful educational presentations on a continual basis, access to management and sufficient time to review material in advance of meetings.

Mr. Thompson sets the agenda for meetings where management is not present and Board members may suggest additional topics for discussion. As Chairman, Mr. Thompson also acts as a liaison between the CEO and the Board and a sounding board for the CEO.
The Board and/or the Corporate Governance Committee regularly considers independence in the context of the Board and its Committees.

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TSX Guidelines	Governance Procedures at the Bank
Guideline 13

The audit committee of every board of directors should be comprised only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to committee members. The audit committee should have direct access to internal and external auditors and the committee's duties should include oversight responsibilities for management reporting on internal controls. In addition, the audit committee should ensure that management has an effective system of internal control.

The Audit Committee is composed entirely of outside directors, all of whom are unrelated and independent, and is required to have a minimum of three members. The Board has determined that there is at least one Audit Committee member who has the attributes of an audit committee financial expert as defined in the U.S. Sarbanes-Oxley Act of 2002. All members of the Audit Committee are expected to be financially literate or willing and able to acquire the necessary knowledge quickly. The members of the Audit Committee, the Audit Committee's responsibility for the relationship with the shareholders' auditors and other information on its role is set out on page 101 of the 2003 Annual Report.

The Committee meets regularly without management present with the shareholders' auditors, the Bank's Chief Auditor (who heads the Bank's internal audit department), the Chief Financial Officer, officials from the Office of the Superintendent of Financial Institutions Canada, and alone. The main responsibilities of the Audit Committee are set out in its charter and are discussed in detail in the Report of the Audit Committee on page 13 of this Management Proxy Circular.

The Board, together with the Audit Committee, requires management to implement and maintain appropriate systems of internal controls. The Audit Committee assesses the adequacy and effectiveness of internal controls and the integrity of the Bank's financial reporting services.
Guideline 14

The board of directors should implement a system that enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. This engagement should be subject to approval by an appropriate committee of the board.
According to the Bank's corporate governance policies, the Board of Directors, its Committees and each director can retain independent advisors, at the Bank's expense, on any matter related to the Bank. Each Committee retaining an advisor has sole authority to approve the amount of the advisor's fees and to terminate the advisor's retainer. For an individual director to retain an advisor, the director requires the approval of the Corporate Governance Committee. For example, in 2003 the Corporate Governance Committee retained independent advisors in respect of directors' compensation and director recruitment. The Management Resources Committee retained an independent advisor in connection with management compensation.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    43

The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2
www.td.com

THE TORONTO-DOMINION BANK
FORM OF PROXY – COMMON SHARES
Annual Meeting of Common Shareholders – March 25, 2004

The undersigned holder of common shares of THE TORONTO-DOMINION BANK hereby appoints JOHN M. THOMPSON, Chairman of the Board, or failing him, W. EDMUND CLARK, President and Chief Executive Officer or instead of either of them,

..................................................... as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and in the name of and on behalf of the undersigned in respect of all matters that may come before the ANNUAL MEETING OF COMMON SHAREHOLDERS OF THE BANK TO BE HELD ON THE 25th DAY OF MARCH, 2004 and any adjournment(s) thereof.

The said proxyholder is hereby specifically directed to vote for or against or to withhold from voting as indicated below:

The Directors recommend Shareholders vote FOR the matters below. Unless otherwise specified, the proxyholders designated by management in this form of proxy intend to vote FOR:

		Vote for	Withhold from voting		Vote for	Withhold from voting
1.	Election of Directors
	Hugh J. Bolton W. Edmund Clark Marshall A. Cohen Wendy K. Dobson Darren Entwistle Donna M. Hayes Henry H. Ketcham Pierre H. Lessard	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	Brian F. MacNeill Roger Phillips Wilbur J. Prezzano Helen K. Sinclair Donald R. Sobey Michael D. Sopko John M. Thompson	☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐
					Vote for	Withhold from voting
2.	Appointment of Auditors named in the Management Proxy Circular				☐	☐
					Vote for	Vote against
3.	Amendment to By-law No. 1 (relating to the aggregate remuneration of directors)				☐	☐

The Directors recommend Shareholders vote AGAINST the matters below. Unless otherwise specified, the proxyholders designated by management in this form of proxy intend to vote AGAINST:

		Vote for	Vote against
4. 5. 6.	Shareholder Proposal A Shareholder Proposal B Shareholder Proposal C	☐ ☐ ☐	☐ ☐ ☐

The description of the Shareholder Proposals is set out in Schedule A of the accompanying Management Proxy Circular.

Date	Shareholder's Signature

Note: A space has been designated for a date. If it is not dated in the space, this Form of Proxy is deemed to bear the date on which it was mailed to the Shareholder.

A Shareholder has the right to appoint a person other than those designated above by inserting the name of such other person in the space provided above or by completing another proper form of proxy. Subject to the provisions of the Bank Act (Canada) the shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions given herein. This proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth above if no choice is specified and to vote in his or her discretion in respect of any amendments or other matters that may properly come before the Meeting and any adjournment(s).

This Form of Proxy is solicited on behalf of management.

PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED OR FAX TO CIBC MELLON TRUST COMPANY AT (416) 368-2502.

Request for Quarterly Reports

The Toronto-Dominion Bank's quarterly reports to shareholders are available at http://www.td.com/investor/earnings.jsp, but if you wish to receive quarterly reports for the next year by mail, please mark this box. If you do not mark the box, or do not return this form, you will NOT receive these reports by mail.  ☐

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